Received SEC

APR 2 1 2009

Washington, DC 20549

09010957

CNB The Conway National Bank

CORPORATION

2008 ANNUAL REPORT

FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	2008	2007	2006
Operating Income	$ 57,307	$ 60,757	$ 56,369
Operating Expense	43,862	46,022	41,543
Operating Earnings	13,445	14,735	14,826
Income Taxes	4,488	5,015	4,780
Net Income	$ 8,957	$ 9,720	$ 10,046
Earnings Per Share of Common Stock (1)	$ 10.71	$ 11.29	$ 11.60
Return on Stockholders' Equity	10.65%	11.93%	13.36%
Return on Average Assets	1.04%	1.15%	1.24%
Cash Dividend Paid Per Share (1)	$ 5.25	$ 5.25	$ 5.25
AT YEAR END			
Assets	$ 874,625	$ 865,638	$ 837,622
Loans (Less Allowance for Loan Losses)	591,190	567,244	560,849
Investments	206,960	216,141	179,598
Deposits	679,219	692,289	675,052
Allowance for Loan Losses	7,091	6,507	6,476
Stockholders' Equity	83,526	82,112	76,663
Shares Authorized	1,500,000	1,500,000	1,500,000
Shares Outstanding	829,518	852,106	785,279
Number of Shareholders	854	845	805
Book Value Per Share (1)	$ 100.69	$ 96.36	$ 88.75
Loans to Deposits Ratio	88.08%	82.88%	84.04%
Loans to Assets Ratio	68.40%	66.28%	67.73%
Stockholders' Equity to Assets Ratio	9.55%	9.49%	9.15%
Stockholders' Equity to Loans Ratio	13.96%	14.31%	13.51%

(1) 2007 and 2006 book values per share have been restated for a 10% stock dividend issued during 2007.

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 5:15 P.M., on May 12, 2009. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 10, 2009. Only those holders of common stock of the Company of record at the close of business on March 31, 2009, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

The Company will furnish, free of charge, a copy of the 10-K annual report upon written request to L. Ford Sanders, II, Executive Vice President and Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

Certified Public Accountants
Elliott Davis, LLC
Columbia, South Carolina

CNB CORPORATION and SUBSIDIARY
ANNUAL REPORT
TABLE OF CONTENTS

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry County and the "Waccamaw Neck" portion of Georgetown County, South Carolina. The Bank employs approximately 261 employees and has 14 banking offices in addition to its Operations and Administration Building, which is located at 1400 Third Avenue in Conway, South Carolina.

The Bank provides a full range of commercial banking services. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, health savings accounts, passbook savings accounts, Christmas Club accounts, certificates of deposit of various maturities, and loans to individuals for personal use, home purchases, home improvement, and revolving lines of credit. Long-term mortgage loans are provided through the Bank's secondary mortgage department which acts in an agency capacity for various investor companies. Additionally, the Bank offers cashier's checks, personal money orders, traveler's checks, safe deposit boxes, 24-hour teller machines on the STAR Network, direct deposit, automated transfers, wire transfer services, banking by phone through CNB Access, CNB Internet Banking, a MasterCard/Visa credit card program, Visa debit cards, and research services. The Bank offers discount brokerage services through a third party, UVest. Commercial lending operations include a wide variety of credit products for business, industry, real estate, and agriculture. In addition to the services already mentioned, other commercial services include account reconciliation, cash management, credit card merchant services, commercial automated clearing house services, traditional lock box services, and e-lockbox services. The Bank does not provide trust services; does not sell annuities; does not sell mutual funds; and does not sell property and casualty insurance.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

STOCK PERFORMANCE

The chart below shows the performance of CNB Corporation in comparison to the Carson Medlin Company's Independent Bank Index and the NASDAQ stock index. The chart assumes $100 invested on December 31, 2003 in each of CNB Corporation stock, the Independent Bank Index, and NASDAQ index with reinvestment of dividends.



CNB CORPORATION
Five Year Performance Index
200
150
100
50
0
2003
2004
2005
2006
2007
2008
100
118
109
107
129
127
111
144
139
122
158
132
103
175
81
64
CNB CORPORATION
INDEPENDENT BANK INDEX
NASDAQ INDEX

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 2008 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The 2008 operating year proved to be an especially difficult period for the banking industry. At present, our recessionary economy, the significant decline in real estate markets, and several financial institution, thrift, and investment bank failures have been met with unprecedented and historical measures undertaken by Congress, the Administration, the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC). Throughout these difficulties, Conway National has experienced solid financial performance and operational achievement.

Although earnings declined for 2008 compared to 2007 and historical returns experienced by the Bank, Conway National performed very well in comparison to peer banks and to other banks operating within our market. Net income for the year ended December 31, 2008 totaled $8,957,000, down 7.9% from $9,720,000 earned for 2007. On a per share basis, earnings declined 5.1% from $11.29 in 2007 to $10.71 in 2008. Total assets grew to $874.6 million at December 31, 2008, with capital at $83.5 million.

As of December 31, 2008, total assets were $874,625,000, an increase of 1.0% over December 31, 2007; total deposits amounted to $679,219,000, a decrease of 1.9% over the previous year; loans totaled $598,281,000, an increase of 4.3% from 2007; and investment securities were $206,960,000, a decrease of 4.2% from the prior year. Total federal funds purchased and securities sold under agreement to repurchase were $67,415,000 at December 31, 2008 as compared to $60,936,000 at December 31, 2007, an increase of 10.6%. Stockholders' equity totaled $83,526,000 at December 31, 2008, resulting in a book value of $100.69 per share. CNB Corporation's capital position remains strong by all industry measures. We continue to believe that the Bank's strong capital base will serve as a solid foundation to support future growth of operations, attract deposits, and enable the Bank to help meet the diversified financial needs of our market.

Net income for the year ended December 31, 2008 of $8,957,000 represents an annualized return on average assets of 1.04% and an annualized return on average stockholders' equity of 10.65%, which compare very favorably to peer and industry performances, but are lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased 3.2% from $30,897,000 for the year ended December 31, 2007 to $31,898,000 for the year ended December 31, 2008. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses increased significantly, 121.2%, from $1,145,000 for 2007 to $2,533,000 for 2008. The allowance for loan losses, as a percentage of net loans, was increased to 1.20% at December 31, 2008 as compared to 1.15% at December 31, 2007. Noninterest expense increased 5.0% from $22,019,000 to $23,108,000 from 2007 to 2008, and noninterest income increased 2.7% from $7,002,000 to $7,188,000 from 2007 to 2008. Noninterest expense increased overall due to additional staffing, increased compensation, increased health care costs, increased FDIC insurance premiums, and a decline in deferred loan costs. Noninterest income increased due to increased service charge income on deposit accounts.

Local economic activity declined dramatically throughout 2008, contributing to an increase in loan losses, which continue to remain well manageable. Additionally, the Bank has addressed significant declines in market interest rates, which generally negatively impact earnings. Market interest rates presently stand at historical lows. Also during 2008, the U.S. Congress, to address growing financial concerns, passed the Emergency Economic Stabilization Act. This Act created the Troubled Asset Relief Program, commonly referred to as the TARP. The TARP provides, among other measures, for the purchase of troubled assets, for the insurance of troubled assets, and for direct investment by the U.S. Federal Government in financial institutions through the purchase of preferred stock. Conway National has not made any application for consideration under the TARP as the Bank has no need for such assistance. Other negative features of the program include the costs involved and contractual terms associated with the program.

Throughout this difficult period, Conway National has continued firm and strong, maintaining a healthy liquidity position, above average profitability, and a substantial capital position. Conway National did opt to participate in a portion of the FDIC's Temporary Liquidity Guarantee Program, the Transaction Account Guarantee Program, which provides unlimited deposit insurance for transaction accounts, as defined under the program. Our participation in this program has been well received by the Bank's customers. Currently, the FDIC has proposed a further increase to the base deposit insurance premiums, as well as an additional special assessment payable on September 30, 2009.

Highlights of 2008 include investments in several areas to enhance, improve, and expand service to current and future banking customers. These achievements included the opening of our fourteenth office in Little River, the renovation of the Red Hill office, improvements to our Myrtle Beach office, implementation of branch capture which enabled the movement of the Bank's business day end from 2:00 p.m. to 5:00 p.m., updating the Bank's Website, and the commencement of a replacement and refurbishment program for our ATM network. Also, in the exciting area of electronic banking, we are pleased to report that our on-line banking service, CNB NetTeller, has grown to over 10,000 customers now enjoying banking and bill payment on-line.

As our area and our country continue to weather this economic downturn in 2009, Conway National will remain steadfast in its conservative and prudent banking practices, looking with grateful anticipation toward our 107th year of banking. Our staff of 261 members would like to thank our customers, shareholders, and directors for their support and involvement in making CNB Corporation and Conway National Bank successful. While we embrace the technology, change, and growth of our current and future banking environment, our heritage and mission demand that we remain true to the people, principles, values, and service to our communities that have successfully guided us for over 106 years.

W. Jennings Duncan

W. Jennings Duncan, President and CEO
CNB Corporation and
The Conway National Bank

CNB CORPORATION

QUARTERLY SHAREHOLDER INFORMATION

(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2008	2007	2008	2007	2008	2007	2008	2007
Total Interest Income	$13,680	$13,176	$12,428	$13,251	$12,050	$13,671	$11,961	$13,657
Total Interest Expense	5,694	5,503	4,660	5,645	4,050	5,767	3,817	5,943
Net Interest Income	7,986	7,673	7,768	7,606	8,000	7,904	8,144	7,714
Provision for Possible Loan Losses	359	365	495	(4)	500	220	1,179	564
Noninterest Income	1,845	1,556	1,728	1,789	2,047	1,753	1,568	1,904
Noninterest Expenses	5,637	5,096	5,824	5,510	5,917	5,703	5,730	5,710
Income Before Income Taxes	3,835	3,768	3,177	3,889	3,630	3,734	2,803	3,344
Income Taxes	1,295	1,327	1,040	1,359	1,245	1,188	908	1,141
Net Income	$ 2,540	$ 2,441	$ 2,137	$ 2,530	$ 2,385	$ 2,546	$ 1,895	$ 2,203
Net Income Per Weighted Average Shares Outstanding (1)	$ 3.00	$ 2.83	$ 2.56	$ 2.93	$ 2.86	$ 2.96	$ 2.28	$ 2.57

(1) 2007 net income per weighted average shares outstanding adjusted for the effect of a 10% stock dividend issued during 2007.

Stock Prices and Dividends

As of December 31, 2008, there were approximately 854 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. During 2007 and 2008, management was aware of a few transactions, including some transactions in which the Company was the purchaser and one transaction in which the Company was the seller, in which the Company's common stock traded in the ranges set forth below. However, management has not ascertained that these transactions resulted from arm's length transactions between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the value of the common stock.

	2008		2007(1)	
	High	Low	High	Low
First Quarter	$225.00	$162.50	$181.82	$147.27
Second Quarter	$192.00	$162.50	$181.82	$147.27
Third Quarter	$190.00	$159.50	$204.55	$167.27
Fourth Quarter	$185.00	$152.00	$190.00	$162.50

(1) Market prices for 2007 have been adjusted to give retroactive effect to stock dividend declared September 11, 2007 and distributed September 28, 2007.

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company paid an annual cash dividend of $5.25 per share for 2008 and $5.25 per share for 2007. In addition, the Company distributed a 10% stock dividend on September 28, 2007. There can be no assurance, however, as to the payment of dividends by the Company in the future. Payment of dividends is within the discretion of the Board of Directors, and is dependent upon the earnings and financial condition of the Company and the Bank, and other related factors. The Company's primary source of funds with which to pay dividends are dividends paid to the Company by the Bank. There are legal restrictions on the Bank's ability to pay dividends.

CNB CORPORATION

FINANCIAL SUMMARY

(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Years Ended December				
	2008	2007	2006	2005	2004
Selected Income Statement Data:					
Total Interest Income	$ 50,119	$ 53,755	$ 49,411	$ 39,079	$ 32,291
Total Interest Expense	18,221	22,858	18,396	10,459	6,938
Net Interest Income	31,898	30,897	31,015	28,620	25,353
Provision for Loan Losses	2,533	1,145	808	1,275	1,155
Net Interest Income after Provision for Loan Losses	29,365	29,752	30,207	27,345	24,198
Total Noninterest Income	7,188	7,002	6,958	6,411	6,257
Total Noninterest Expenses	23,108	22,019	22,339	19,530	18,246
Income Before Income Taxes	13,445	14,735	14,826	14,226	12,209
Income Taxes	4,488	5,015	4,780	4,748	3,927
Net Income	$ 8,957	$ 9,720	$ 10,046	$ 9,478	$ 8,282
***Per Share:**					
Net Income Per Weighted Shares Outstanding	$ 10.71	$ 11.29	$ 11.60	$ 10.93	$ 9.54
Cash Dividend Paid Per Share	$ 5.25	$ 5.25	$ 5.25	$ 5.00	$ 4.25
Weighted Average Shares Outstanding	836,283	861,065	865,589	867,346	867,907

***Per share data for 2007, 2006, 2005, and 2004 have been adjusted for a 10% stock dividend issued during 2007.**

	2008	2007	2006	2005	2004
Selected Balance Sheet Data:					
Assets	$874,625	$865,638	$837,622	$792,720	$671,569
Net Loans	591,190	567,244	560,849	498,008	401,879
Investment Securities	206,960	216,141	179,598	181,942	215,827
Federal Funds Sold	21,000	26,000	26,000	46,000	-
Deposits:					
Noninterest-Bearing	$100,560	$112,450	$129,763	$134,475	$118,580
Interest-Bearing	578,659	579,839	545,289	532,001	441,784
Total Deposits	$679,219	$692,289	$675,052	$666,476	$560,364
Stockholders' Equity	$ 83,526	$ 82,112	$ 76,663	$ 70,559	$ 67,585

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report. References to dollar amounts in this section are in thousands, except per share data.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to "Provision for Loan Losses" below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

DISTRIBUTION OF ASSETS AND LIABILITIES

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans increased 1.10% from $567,325 at December 31, 2006 to $573,751 at December 31, 2007; and 4.3% from December 31, 2007 to $598,281 at December 31, 2008. Loan growth is attributed to overall business development efforts to meet business and personal loan demand in our market area. Loan demand in our market area remained solid in 2006, softened in 2007, and was moderate in 2008. Loans decreased as a percentage of total assets from 67.7% at year-end 2006 to 66.3% at year-end 2007, and increased to 68.4% at year-end 2008. Investment securities and federal funds sold increased as a percentage of total assets from 24.5% at year-end 2006 to 28.0% at year-end 2007, but decreased to 26.1% at year-end 2008. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets fell from 7.8% at year-end 2006 to 5.8% at year-end 2007, and decreased to 5.5% at year-end 2008. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits, as a percent of total assets, have declined over the previous three years from 15.5% at year-end 2006 to 13.0% at year-end 2007, and to 11.5% at year-end 2008. The Company has anticipated a decline in these deposits over the long-term as more customers utilize interest-bearing deposit accounts and repurchase agreements. Interest-bearing liabilities as a percentage of total assets have risen from 74.0% at December 31, 2006 to 76.0% at December 31, 2007, and to 77.8% at December 31, 2008. Stockholders' equity as a percentage of total assets increased from 9.2% at December 31, 2006 to 9.5% for both December 31, 2007 and 2008. The Bank remains well-capitalized (see Note 16 to the consolidated financial statements, contained elsewhere in this report).

The following table sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2008, 2007, and 2006:

	December 31,		
Assets:	**2008**	**2007**	**2006**
Earning assets:			
Loans	68.4%	66.3%	67.7%
Investment securities:			
Taxable	20.6	21.9	18.9
Tax-exempt	3.1	3.1	2.5
Federal funds sold and securities purchased under agreement to resell	2.4	3.0	3.1
Total earning assets	94.5	94.3	92.2
Other assets	5.5	5.7	7.8
Total assets	100.0%	100.0%	100.0%
Liabilities and stockholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	66.2%	67.0%	65.1%
Federal funds purchased and securities sold under agreement to resell	7.7	7.0	8.6
Other short-term borrowings	3.9	2.0	.3
Total interest-bearing liabilities	77.8	76.0	74.0
Noninterest-bearing deposits	11.5	13.0	15.5
Other liabilities	1.2	1.5	1.3
Stockholders' equity	9.5	9.5	9.2
Total Liabilities and stockholders' equity	100.0%	100.0%	100.0%

RESULTS OF OPERATIONS

CNB Corporation and subsidiary recognized earnings in 2008, 2007, and 2006 of $8,957, $9,720, and $10,046, respectively, resulting in a return on average assets of 1.04%, 1.15%, and 1.24%, and a return on average stockholders' equity of 10.65%, 11.93%, and 13.36%. The earnings were primarily attributable to favorable but generally declining net interest margins in each period (see "Net Income-Net Interest Income"). Other factors include management's ongoing effort to maintain other income at adequate levels (see "Net Income - Noninterest Income") and to control other expenses (see "Net Income - Noninterest Expenses"). Earnings, coupled with a moderate dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $874,625 at December 31, 2008 as compared to $865,638 at December 31, 2007 and $837,622 at December 31, 2006. The following table sets forth the financial highlights for fiscal years 2008, 2007, and 2006.

CNB CORPORATION AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2008	2007 to 2008 Percent Increase (Decrease)	December 31, 2007	2006 to 2007 Percent Increase (Decrease)	December 31, 2006
Net interest income					
after provision for loan losses	$ 29,365	(1.3)%	$ 29,752	(1.5)%	$ 30,207
Income before income taxes	13,445	(8.8)	14,735	(.6)	14,826
Net Income	8,957	(7.8)	9,720	(3.2)	10,046
Per Share (1)					
(weighted average of shares outstanding)	$ 10.71	(5.1)	$ 11.29	(2.7)	$ 11.60
Cash dividends declared	4,357	(2.6)	4,475	8.5	4,123
Per Share	$ 5.25	-	$ 5.25	0	$ 5.25
Total assets	$874,625	1.0%	$865,638	3.3%	$837,622
Total deposits	679,219	(1.9)	692,289	2.6	675,052
Loans	598,281	4.3	573,751	1.1	567,325
Investment securities	206,960	(4.2)	216,141	20.3	179,598
Stockholders' equity	83,526	1.7	82,112	7.1	76,663
Book value per share (1)					
(actual number of shares outstanding)	$ 100.69	4.5	$ 96.36	8.6	$ 88.75
Ratios (2):					
Return on average total assets	1.04%	(9.6)	1.15%	(7.3)	1.24%
Return on average stockholders' equity	10.65%	(10.7)	11.93%	(10.7)	13.36%

(1) 2006 book value per share has been adjusted for the effect of a 10% stock dividend paid in 2007.

(2) For the fiscal years ended December 31, 2008, 2007, and 2006 average total assets amounted to $860,612, $847,601, and $813,122, respectively, with average stockholders' equity totaling $84,138, $81,442, and $75,198, for the same periods.

NET INCOME

Net Interest Income

Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2008, 2007, and 2006 of 3.99%, 3.96%, and 4.18%, respectively, as compared to management's long-term target of 4.20%. Net interest margins have been compressed at the Bank and industry-wide, as a result of strong competition for deposits, competitive lending practices, and the substantial decline in market interest rates. The Bank has sought to increase the volume of outstanding loans, while correspondingly reducing the amount of investments held, in order to enhance interest income. Loan demand remained strong throughout 2005 and 2006, declined in 2007, and was moderate in 2008. Fully-tax-equivalent net interest income decreased slightly from $31,428 in 2006 to $31,361 in 2007, and increased to $32,454 in 2008. During the three-year period, total fully-tax-equivalent interest income increased by 8.8% from $49,824 in 2006 to $54,219 in 2007, and decreased 6.5% in 2008 to $50,675. Over the same period, total interest expense increased 24.3% from $18,396 in 2006 to $22,858 in 2007, and decreased 20.3% to $18,221 in 2008. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 4.18% in 2006, 3.96% in 2007, and 3.99% in 2008.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2008, 2007, and 2006. However, fluctuations in market interest rates may not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. When RSAs exceed RSLs for a specific repricing period, a positive interest sensitivity gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as set forth in the table below, does not take into account actions a bank or its customers may take during periods of changing rates, which could significantly change the effects of rate changes that would otherwise be expected. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-term earning power. The following table sets forth the Bank's static gap rate sensitivity position at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a 200 basis point rise or fall in interest rates will have less than a 10 percent effect on before-tax net interest income over a one-year period, which is within bank guidelines.

Net Interest Income ***(continued)***

Interest Rate Sensitivity Analysis
December 31, 2008
(Dollars in Thousands)

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate Sensitive Assets (RSA)						
Federal Funds Sold	$ 21,000	$ -	$ -	$ -	$ -	$ -
Investment Securities (net of FRB and FHLB stock in the amount of $3,024)	-	3,301	1,725	921	159,061	38,196
Loans (net of non-accruals of $2,990 and deferred loan costs of $167)	121,396	49,493	50,965	56,751	246,381	70,138
Total, RSA	$142,396	$ 52,794	$ 52,690	$ 57,672	$405,442	$108,334
Rate Sensitive Liabilities (RSL)						
Deposits:						
Certificates of Deposit of $100,000 or more	$ -	$ 89,105	36,310	51,493	33,761	-
All Other Time Deposits	-	42,112	38,563	46,775	30,368	-
Federal Funds Purchased and Securities Sold under Repurchase Agreements	43,525	21,716	2,174	-	-	-
Federal Home Loan Bank Advances	-	30,000	-	-	-	-
Total RSL	$ 43,525	$ 182,933	$ 77,047	$ 98,268	$ 64,129	$ -
RSA-RSL	$ 98,871	$(130,139)	$(24,357)	$(40,596)	$341,313	$108,334
Cumulative RSA-RSL	$ 98,871	$ (31,268)	$(55,625)	$(96,221)	$245,092	$353,426
Cumulative RSA/RSL	3.27	.86	.82	.76	1.53	1.76

Provision for Loan Losses

It is the policy of the Bank to maintain the allowance for loan losses in an amount commensurate with management's ongoing evaluation of the loan portfolio and deemed appropriate by management to cover estimated losses inherent in the portfolio. The Company complies with the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, in connection with the allowance for loan losses (see NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). The provision for loan losses was $2,533 in 2008, $1,145 in 2007, and $808 in 2006. Net loan charge-offs totaled $1,949 in 2008, $1,114 in 2007, and $250 in 2006, with net charge-offs being centered in consumer purpose, commercial and industrial loans, and real estate loans in 2008, in consumer purpose loans in 2007, and in consumer purpose loans in 2006. The allowance for loan losses as a percentage of net loans was 1.20% at December 31, 2008, 1.15% at December 31, 2007, and 1.15% at December 31, 2006.

Securities Transactions

Net unrealized gains/(losses) in the investment securities portfolio were $2,310 at December 31, 2008, $1,728 at December 31, 2007, and $(1,801) at December 31, 2006. The market value of investment securities has increased due to the declines in market interest rates, increased demand for bonds, and the consequent increase in prices. No security gains/losses were realized in 2008. Security gains of $9 were realized in 2007 on sales of $2,315 in short-term available-for-sale securities to supplement liquidity. No security gains/(losses) were realized in 2006.

NET INCOME (continued)

Noninterest Income

Other income, net of any securities gains/(losses), increased by .5% from $6,958 in 2006 to $6,993 in 2007, and grew 2.8% from $6,993 in 2007 to $7,188 in 2008. During 2007, service charge income on deposit accounts increased due to an increase in charges implemented by the Company, increased commercial services income, and increased charges as a result of declines in demand deposit balances as the economy slowed. Other service and exchange charges declined due to the non-recurrence of extraordinary miscellaneous other income experienced in 2006. During 2008, service charge income on deposit accounts increased due to increased charges as a result of further declines in demand deposit balances and increased non-sufficient funds and overdraft charges. Other service and exchange charges remained stable, increasing only .2%.

Noninterest Expenses

Noninterest expenses decreased by 1.4% from $22,339 in 2006 to $22,019 in 2007, and increased 4.9% from $22,019 in 2007 to $23,108 in 2008. The components of other expenses are salaries and employee benefits of $13,684, $14,044, and $14,865; occupancy and furniture and equipment expenses of $3,247, $3,338, and $3,047; and other operating expenses of $5,408, $4,637, and $5,196 for 2006, 2007, and 2008, respectively.

The increase in salary and employee benefits during 2008 reflects compensation increases, the increased cost of medical insurance, and a decline in deferred loan costs.

The decline in occupancy expense during 2008 was attributable to declines in repair and upkeep expenses, property insurance expense, and maintenance contracts.

Noninterest expense is expected to increase in 2009 due to the Company's planned installation of a new core application system.

Income Taxes

Provisions for income taxes increased 4.9% from $4,780 in 2006 to $5,015 in 2007, and decreased 10.5% from $5,015 in 2007 to $4,488 in 2008. Income tax liability increased in 2006, as income before income taxes increased 4.2%. Income before income taxes decreased .6% in 2007. However, the Company's effective tax rate increased during 2007. Income tax liability decreased in 2008, as income before income taxes decreased 9.3%.

LIQUIDITY

The Bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The Bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the Bank has established federal funds lines of credit from correspondent banks; has the ability, on a short-term basis, to borrow funds from the Federal Reserve System; and has a line of credit from the Federal Home Loan Bank of Atlanta (see NOTE 8 to the Consolidated Financial Statements-LINES OF CREDIT). The Company had cash balances on hand of $5,142, $5,837, and $6,670 at December 31, 2008, 2007, and 2006, respectively. At December 31, 2008 the Company had liabilities, consisting of cash dividends payable, and a short-term note payable, in the amounts of $4,357 and $1,120, respectively. At December 31, 2007 and 2006, the Company had liabilities, consisting of cash dividends payable, totaling $4,475, and $4,123, respectively. Management believes that liquidity sources are more than adequate to meet funding needs.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2008, the Bank had issued commitments to extend credit of $53.8 million, standby letters of credit of $2.1 million, and no commitments to buy or sell securities (see NOTE 11 to the Consolidated Financial Statements-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

The following table presents, as of December 31, 2008, the Company's and the Bank's fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient.

Contractual Obligations and Other Commitments
December 31, 2008
(Dollars in Thousands)

	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Contractual Cash Obligations				
Operating leases	$ 2	$ 2	$ -	$ -
Time deposits	367,543	303,415	56,799	7,329
Total contractual cash obligations	$367,545	$303,417	$56,799	$7,329

Obligations under non-cancelable operating lease agreements totaled $2 at December 31, 2008. These obligations are payable over one year as shown in NOTE 12 to the Consolidated Financial Statements - COMMITMENTS AND CONTINGENCIES. Further information regarding the nature of time deposits is outlined in NOTE 6 to the Consolidated Financial Statements – DEPOSITS.

CAPITAL RESOURCES

Total stockholders' equity was $83,526, $82,112, and $76,663 at December 31, 2008, 2007, and 2006, representing 9.55%, 9.49%, and 9.15% of total assets, respectively. At December 31, 2008, the Company and the Bank exceeded quantitative measures established by regulation to ensure capital adequacy (see NOTE 16 to the Consolidated Financial Statements - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through readjusting noninterest income by repricing services.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption (See NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk, in regard to lending, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk, in regard to interest rate risk, is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from the interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (See Item 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

SUPPLEMENTARY FINANCIAL DATA
GUIDE 3. STATISTICAL DISCLOSURE BY BANKHOLDING COMPANIES

The following tables present additional statistical information about CNB Corporation and its operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes thereto contained elsewhere in this report.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The tables on the following 3 pages present selected financial data and an analysis of average balance sheets, average yield and the interest earned on earning assets, and the average rate paid and the interest expense on interest-bearing liabilities for the years ended December 31, 2008, 2007, 2006.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/08		
	Avg. Balance	**Interest Income/ Expense**	**Avg. Annual Yield or Rate**
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$587,931	$ 40,431	6.88%
Securities:			
Taxable	173,483	8,027	4.63
Tax-exempt	27,146	1,636 (2)	6.03
Federal funds sold and securities purchased under agreement to resell	24,439	581	2.38
Total earning assets	$812,999	$ 50,675	6.23
Other assets	47,613		
Total assets	$860,612		
Liabilities and stockholder equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	$586,569	$ 16,539	2.82
Federal funds purchased and securities sold under agreement to repurchase	58,843	1,420	2.41
Other short-term borrowings	8,289	262	3.16
Total interest-bearing liabilities	$653,701	$ 18,221	2.79
Noninterest-bearing deposits	115,724		
Other liabilities	7,049		
Stockholders' equity	84,138		
Total liabilities and stockholders' equity	$860,612		
Net interest income and yield as a percent of total earning assets	$812,999	$ 32,454	3.99%
Ratios:			
Return on average total assets			1.04%
Return on average stockholders' equity			10.65
Cash dividends declared as a percent of net income			48.64
Average stockholders' equity as a percent of:			
Average total assets			9.78
Average total deposits			11.98
Average loans			14.31
Average earning assets as a percent of average total assets			94.47%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $612 are included in the above interest income. Loans on a non-accrual basis for the recognition of interest income totaling $2,990 as of December 31, 2008 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $556.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/07		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$563,864	$ 43,878	7.78%
Securities:			
Taxable	175,664	7,440	4.24
Tax-exempt	21,972	1,365 (2)	6.21
Federal funds sold and securities purchased under agreement to resell	30,246	1,536	5.08
Total earning assets	$791,746	$ 54,219	6.85
Other assets	55,855		
Total assets	$847,601		
Liabilities and stockholder equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	$556,397	$ 19,976	3.59
Federal funds purchased and securities sold under agreement to repurchase	68,276	2,800	4.10
Other short-term borrowings	1,748	82	4.69
Total interest-bearing liabilities	$626,421	$ 22,858	3.65
Noninterest-bearing deposits	132,765		
Other liabilities	6,973		
Stockholders' equity	81,442		
Total liabilities and stockholders' equity	$847,601		
Net interest income and yield as a percent of total earning assets	$791,746	$ 31,361	3.96%
Ratios:			
Return on average total assets			1.15%
Return on average stockholders' equity			11.93
Cash dividends declared as a percent of net income			46.03
Average stockholders' equity as a percent of:			
Average total assets			9.61
Average total deposits			11.82
Average loans			14.44
Average earning assets as a percent of average total assets			93.41%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $600 are included in the above interest income. Loans on a non-accrual basis for the recognition of interest income totaling $861 as of December 31, 2007 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $464.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/06		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$545,451	$ 41,340	7.58%
Securities:			
Taxable	160,220	5,934	3.70
Tax-exempt	19,252	1,215 (2)	6.31
Federal funds sold and securities purchased under agreement to resell	27,148	1,335	4.92
Total earning assets	$752,071	$ 49,824	6.62
Other assets	61,051		
Total assets	$813,122		
Liabilities and stockholder equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	$533,441	$ 16,229	3.04
Federal funds purchased and securities sold under agreement to repurchase	47,245	1,611	3.41
Other short-term borrowings	9,679	556	5.74
Total interest-bearing liabilities	$590,365	$ 18,396	3.12
Noninterest-bearing deposits	143,325		
Other liabilities	4,234		
Stockholders' equity	75,198		
Total liabilities and stockholders' equity	$813,122		
Net interest income and yield as a percent of total earning assets	$752,071	$ 31,428	4.18%
Ratios:			
Return on average total assets			1.24%
Return on average stockholders' equity			13.36
Cash dividends declared as a percent of net income			41.04
Average stockholders' equity as a percent of:			
Average total assets			9.25
Average total deposits			11.11
Average loans			13.79
Average earning assets as a percent of average total assets			92.49%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $743 are included in the above interest income. Loans on a non-accrual basis for the recognition of interest income totaling $897 as of December 31, 2006 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $413.

The table "Rate/Volume Variance Analysis" provides a summary of changes in net interest income resulting from changes in rate and changes in volume. The changes due to rate are the difference between the current and prior year's rates multiplied by the prior year's volume. The changes due to volume are the difference between the current and prior year's volume multiplied by rates earned or paid in the current year. Rate/Volume Variance has been allocated to change due to volume.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2008 and 2007
(Dollars in Thousands)

	Average Volume 2008	Average Volume 2007	Yield/Rate 2008	Yield/Rate 2007	Interest Earned/Paid 2008	Interest Earned/Paid 2007	Variance	Change Due to Rate	Change Due to Volume
Earning Assets:									
Loans , Net of unearned Income (1)	$587,931	$563,864	6.88%	7.78%	$40,431	$ 43,878	$ (3,447)	$ (5,102)	$ 1,655
Investment securities:									
Taxable	173,483	175,664	4.63%	4.24%	8,027	7,440	587	688	(101)
Tax-exempt (2)	27,146	21,972	6.03%	6.21%	1,636	1,365	271	(41)	312
Federal funds sold and Securities purchased under agreement to resell	24,439	30,246	2.38%	5.08%	581	1,536	(955)	(817)	(138)
Total Earning Assets	$812,999	$791,746	6.23%	6.85%	$50,675	$ 54,219	$ (3,544)	$ (5,272)	$ 1,728
Interest-bearing Liabilities:									
Interest-bearing deposits	$586,569	$556,397	2.82%	3.59%	$16,539	$ 19,976	$ (3,437)	$ (4,288)	$ 851
Federal funds purchased and securities sold under agreement to repurchase	58,843	68,276	2.41%	4.10%	1,420	2,800	(1,380)	(1,152)	(228)
Other short-term borrowings	8,289	1,748	3.16%	4.69%	262	82	180	(27)	207
Total Interest-bearing Liabilities	653,701	626,421	2.79%	3.65%	18,221	22,858	(4,637)	(5,467)	830
Interest-free Funds Supporting Earning Assets	159,298	165,325							
Total Funds Supporting Earning Assets	$812,999	$791,746	2.24%	2.89%	$18,221	$ 22,858	$ (4,637)	$ (5,467)	$ 830
Interest Rate Spread			3.44%	3.20%					
Impact of Noninterest-bearing Funds on Net Yield on Earning Assets			.55%	.76%					
Net Yield on Earning Assets			3.99%	3.96%	$32,454	$ 31,361			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2007 and 2006
(Dollars in Thousands)

	Average Volume 2007	Average Volume 2006	Yield/Rate 2007	Yield/Rate 2006	Interest Earned/Paid 2007	Interest Earned/Paid 2006	Variance	Change Due to Rate	Change Due to Volume
Earning Assets:									
Loans , Net of unearned Income (1)	$563,864	$545,451	7.78%	7.58%	$ 43,878	$ 41,340	$ 2,538	$ 1,105	$ 1,433
Investment securities:									
Taxable	175,664	160,220	4.24%	3.70%	7,440	5,934	1,506	852	654
Tax-exempt (2)	21,972	19,252	6.21%	6.31%	1,365	1,215	150	(19)	169
Federal funds sold and Securities purchased under agreement to resell	30,246	27,148	5.08%	4.92%	1,536	1,335	201	44	157
Total Earning Assets	$791,746	$752,071	6.85%	6.62%	$ 54,219	$ 49,824	$ 4,395	$ 1,982	$ 2,413
Interest-bearing Liabilities:									
Interest-bearing deposits	$556,397	$533,441	3.59%	3.04%	$ 19,976	$ 16,229	$ 3,747	$ 2,923	$ 824
Federal funds purchased and securities sold under agreement to repurchase	68,276	47,245	4.10%	3.41%	2,800	1,611	1,189	327	862
Other short-term borrowings	1,748	9,679	4.69%	5.74%	82	556	(474)	(102)	(372)
Total Interest-bearing Liabilities	626,421	590,365	3.65%	3.12%	22,858	18,396	4,462	3,148	1,314
Interest-free Funds Supporting Earning Assets	165,325	161,706							
Total Funds Supporting Earning Assets	$791,746	$752,071	2.89%	2.45%	$ 22,858	$ 18,396	$ 4,462	$ 3,148	$ 1,314
Interest Rate Spread			3.20%	3.50%					
Impact of Noninterest-bearing Funds on Net Yield on Earning Assets			.76%	.68%					
Net Yield on Earning Assets			3.96%	4.18%	$ 31,361	$ 31,428			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.

(2) Tax-equivalent adjustment based on a 34% tax rate.

INVESTMENT SECURITIES

The goal of the investment policy of the Bank is to provide for management of the investment securities portfolio in a manner designed to maximize portfolio yield over the long term consistent with liquidity needs, pledging requirements, asset/liability strategies, and safety/soundness concerns. Specific investment objectives include the desire to: provide adequate liquidity for loan demand, deposit fluctuations, and other changes in balance sheet mix; manage interest rate risk; maximize the institution's overall return; provide availability of collateral for pledging; and manage asset-quality diversification of the bank's assets. At December 31, 2008 and 2007, investment securities represented 23.0% and 25.0% of total assets, respectively. Total loans increased moderately during 2008 after a minimal increase in 2007. Loan growth in 2008 was attributable to an increase in loans secured by real estate and some growth in consumer loans. At December 31, 2008, 2007, and 2006, the Loans/Total Assets ratios were 68.4%, 66.3%, and 67.7%, respectively. Investment securities have correspondingly risen and fallen as a percentage of total assets.

Investment securities with a par value of $174,673,000, $182,651,000, and $167,829,000 at December 31, 2008, 2007, 2006, respectively, were pledged to secure public deposits and for other purposes as required by law.

The following summaries reflect the book value, unrealized gains and losses, approximate market value, weighted-average tax-equivalent yields, and maturities on investment securities at December 31, 2008, 2007, 2006.

	December 31, 2008 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government Sponsored Enterprises					
Within one year	$ 3,725	$ 41	$ -	$ 3,766	4.56%
One to five years	151,174	2,030	-	153,204	3.66%
Six to ten years	14,522	583	-	15,105	4.84%
	169,421	2,654	-	172,075	3.78%
Mortgage Backed Securities					
Six to ten years	507	18	-	525	4.91%
Over ten years	3,021	63	-	3,084	4.65%
	3,528	81	-	3,609	4.66%
State, county and municipal					
Within one year	1,370	15	-	1,385	7.11%
One to five years	4,243	133	-	4,376	7.03%
Six to ten years	11,271	16	362	10,925	5.57%
Over ten years	1,115	-	39	1,076	5.91%
	17,999	164	401	17,762	6.05%
Other Investments					
CRA Qualified Investment Fund	721	-	-	721	-%
MasterCard International Stock	11	-	-	11	-%
	732	-	-	732	-%
Total available for sale	$191,680	$ 2,899	$ 401	$194,178	4.01%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 795	$ 11	$ -	$ 806	6.71%
One to five years	1,481	9	8	1,482	5.40%
Six to ten years	4,589	12	70	4,531	5.51%
Over ten years	2,893	-	142	2,751	5.75%
Total held to maturity	$ 9,758	$ 32	$ 220	$ 9,570	5.66%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2008, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

INVESTMENT SECURITIES, continued

	December 31, 2007 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government Sponsored Enterprises					
Within one year	$ 61,611	$ 2	$ 236	$ 61,377	3.56%
One to five years	103,464	1,408	8	104,864	5.03%
Six to ten years	18,276	407	-	18,683	5.28%
	183,351	1,817	244	184,924	4.56%
Mortgage Backed Securities					
Six to ten years	389	11	-	400	5.77%
Over ten years	846	4	20	830	4.88%
	1,235	15	20	1,230	5.16%
State, county and municipal					
Within one year	209	3	-	212	7.08%
One to five years	6,244	166	-	6,410	6.98%
Six to ten years	1,916	16	6	1,926	5.56%
Over ten years	10,758	10	49	10,719	5.60%
	19,127	195	55	19,267	6.06%
Other Investments					
CRA Qualified Investment Fund	701	-	-	701	-%
MasterCard International Stock	11	-	-	11	-%
	712	-	-	712	-%
Total available for sale	$204,425	$ 2,027	$ 319	$206,133	4.71%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 250	$ -	$ -	$ 250	7.56%
One to five years	1,438	32	-	1,470	6.94%
Six to ten years	3,764	20	5	3,779	5.52%
Over ten years	2,259	-	27	2,232	5.41%
Total held to maturity	$ 7,711	$ 52	$ 32	$ 7,731	5.82%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2007, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

	December 31, 2006 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government Sponsored Enterprises					
Within one year	$ 68,676	$ -	$ 687	$ 67,989	3.29%
One to five years	86,891	14	1,374	85,531	3.96%
Six to ten years	1,996	-	-	1,996	5.29%
	157,563	14	2,061	155,516	3.69%
Mortgage Backed Securities					
Six to ten years	456	12	-	468	5.87%
Over ten years	389	-	27	362	3.63%
	845	12	27	830	4.84%
State, county and municipal					
Within one year	4,531	1	3	4,529	5.31%
One to five years	7,931	173	1	8,103	6.97%
Six to ten years	1,511	34	-	1,545	6.12%
Over ten years	2,711	-	8	2,703	5.66%
	16,684	208	12	16,880	6.23%
Other Investments					
CRA Qualified Investment Fund	346	-	-	346	-%
MasterCard International Stock	10	-	-	10	-%
	356	-	-	356	-%
Total available for sale	$175,448	$ 234	$2,100	$173,582	3.93%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 1,345	$ 7	$ -	$ 1,352	7.38%
One to five years	1,841	37	-	1,878	7.06%
Over ten years	1,129	21	-	1,150	5.98%
Total held to maturity	$ 4,315	$ 65	$ -	$ 4,380	6.88%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2006, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

LOAN PORTFOLIO

LENDING ACTIVITIES

The Company engages, through the Bank, in a full complement of lending activities, including commercial, consumer, installment, and real estate loans.

Real Estate Loans
One of the primary components of the Bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans will generally consist of commercial real estate loans, construction and development loans, and residential real estate loans (including home equity and second mortgage loans). Interest rates are generally fixed, but adjustable rates are also utilized for some commercial purpose loans. The bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings. In addition, the Bank typically requires personal guarantees of the principal owners of the property. The Bank may also facilitate mortgage loans funded and owned by investors in the secondary market, earning a fee, but avoiding the interest rate risk of holding long-term, fixed-rate loans. The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the Bank's borrowers. The ability of a borrower to repay a real estate loan will depend upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, borrowings may exceed the current value of the improvements to the property, and the developer's personal obligations under the loan may be limited. Each of these factors increases the risk of nonpayment by the borrower. In the case of a real estate purchase loan and other first mortgage real estate loans structured with a balloon payment, the borrower may be unable to repay the loan at the end of the loan term and may thus be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of an inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased. The Bank will also face additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase periodically, thus increasing the potential for default (See "Adjustable Rate Mortgage Loans" below). The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates. Bank management monitors loans with loan-to-value ratios in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities. Aggregate levels of both commercial and residential real estate loans with loan-to-value ratios above regulatory guidelines are reported to the Bank's Board of Directors on a quarterly basis in total dollars and as a percent of capital. Additionally, loans in excess of $500,000 with a loan-to-value ratio exception are simultaneously reported on an individual basis. The total of loans with loan-to-value ratio exceptions are maintained within regulatory limitations. The total amount of loans with loan-to-value ratios in excess of regulatory guidelines totaled $50,289,000 and $40,862,000 or 8.4% and 7.1% of total loans at fiscal year-ends December 31, 2008 and 2007, respectively.

Commercial Loans
The Bank makes loans for commercial purposes in various lines of business. The commercial loans will include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and debt service capacity can deteriorate because of downturns in national and local economic conditions. Management generally controls risks by conducting more in-depth and ongoing financial analysis of a borrower's cash flows and other financial information.

Consumer Loans
The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit such as credit cards. The secured installment and term loans to consumers will generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes, and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans will generally be the same as applied by the Bank when making a first mortgage loan, as described above, but more restrictive for home equity lines of credit. Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce, and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the Bank cannot predict the extent to which the borrower's ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

LENDING ACTIVITIES (Continued)

Adjustable Rate Mortgage Loans

The Bank offers adjustable rate mortgages (ARMs) (as defined by regulatory authorities) for consumer purpose real estate loans only in the form of revolving equity lines of credit. ARMs are typically offered as an alternative structuring only on commercial purpose real estate loans and other commercial purpose loans. Variable rate loans, the majority of which are real estate secured, totaled $121,396,000 and $149,865,000 or 20.3% and 26.1% of total loans at fiscal year-ends December 31, 2008 and 2007, respectively. (The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.)

Loan Approval and Review

The Bank's loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or by the Credit Committee as established by the Board of Directors. The Loan Committee of the Board of Directors recommends to the Board of Directors the lending limits for the Bank's loan officers. The Bank has an in-house lending limit to a single borrower, group of borrowers, or related entities, of the lesser of $10,000,000 or 15% of capital. An unsecured limit (aggregate) for the Bank is set at 85% of total capital.

CLASSIFICATION OF LOANS

The following is a summary of loans, in thousands of dollars, at December 31, 2008, 2007, 2006, 2005, 2004 by major classification:

	2008	2007	2006	2005	2004
Real Estate Loans – mortgage	$366,948	$350,138	$361,707	$324,475	$262,543
- construction	92,010	83,398	74,564	50,210	39,525
Loans to farmers	3,119	3,264	3,097	1,912	1,582
Commercial and industrial loans	89,348	88,106	83,375	84,474	66,184
Loans to individuals for household family and other consumer expenditures	46,278	47,731	44,124	41,400	35,583
All other loans, including Overdrafts and deferred loan costs	578	1,114	458	1,455	1,566
Gross Loans	598,281	573,751	567,325	503,926	406,983
Less allowance for loan losses	(7,091)	(6,507)	(6,476)	(5,918)	(5,104)
Net loans	$591,190	$567,244	$560,849	$498,008	$401,879

MATURITIES AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES

The Company's loan portfolio contained approximately $473,895 and $423,025 in total fixed rate loans and approximately $121,396 and $149,865 in variable rate loans as of December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, fixed rate loans with maturities in excess of one year amounted to approximately $316,519 and $275,452, respectively, and variable rate loans with maturities in excess of one year amounted to approximately $34,128 and $36,835 for the same periods, respectively. As of December 31, 2008, fixed rate loans due after one year through five years totaled $246,381 and fixed rate loans due after five years totaled $70,138. Also as of December 31, 2008, variable rate loans due after one year through five years totaled approximately $34,128 and variable rate loans due after five years totaled $0. Fixed rate loans are those on which the interest rate generally cannot be changed for the term of the loan. Variable rate loans are those on which the interest rate can be adjusted to changes in the Bank's prime rate.

NONACCRUAL, PAST DUE, AND RESTRUCTURED LOANS

The following schedule summarizes the amount of nonaccrual, past due, and restructured loans, in thousands of dollars, for the periods ended December 2008, 2007, 2006, 2005, and 2004:

	2008	2007	2006	2005	2004
Nonaccrual loans	$ 2,990	$ 861	$ 897	$ 405	$ 880
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	$ 608	$ 147	$ 232	$ 277	$ 93
Restructured troubled debt	-	$ 25	-	-	-

Information relating to interest income on nonaccrual and renegotiated loans outstanding, in thousands of dollars, for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 is as follows:

	2008	2007	2006	2005	2004
Interest included in income during the year	$ 103	$ 33	$ 27	$ 8	$ 28
Interest which would have been included at the original contract rates (includes amount included in income)	$ 288	$ 94	$ 65	$ 34	$ 69

Accruing loans which are contractually past due 90 days or more are graded substandard within the Bank's internal loan grading system and come under heightened scrutiny. Typically, a loan will not remain in the 90 days past due category, but will either show improvement or be moved to nonaccrual loans. Loans are placed in a nonaccrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

POTENTIAL PROBLEM LOANS

In addition to those loans disclosed under "Nonaccrual, Past Due, and Restructured Loans", there are certain loans in the portfolio which are not yet 90 days past due but about which management has concerns regarding the ability of the borrower to comply with present loan repayment terms. Such loans and non-accrual loans of $100,000 or more are classified as impaired. Problem loan identification includes a review of individual loans, the borrower's and guarantor's financial capacity and position, loss potential, and present economic conditions. A specific allocation is provided for impaired loans not yet to be placed in non-accrual status and not yet to be written down to fair value in management's determination of the allowance for loan losses.

As of December 31, 2008, all loans which management had identified as impaired totaled $4,158, including $1,075 of the $2,990 in non-accrual loans outlined in the preceding schedule.

FOREIGN OUTSTANDINGS

As of the year ended December 31, 2008, the Company had no foreign loans outstanding.

LOAN CONCENTRATIONS

As of the year ended December 31, 2008, the Company did not have any concentration of loans to multiple borrowers engaged in similar activities that would cause them to be similarly affected by economic or other conditions exceeding 10% of total loans which are not otherwise disclosed as a category of loans in the tables above.

SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOAN LOSSES

The following table summarizes loan balances as of the end of each period indicated, averages for each period, changes in the allowance for loan losses arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on specific loans are charged against the allowance in the period in which management determines that such loans become uncollectible. Recoveries of previously charged-off loans are credited to the allowance.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Thousands of Dollars)				
Loans:					
Average loans outstanding for the period	$587,931	$563,864	$545,451	$453,610	$386,899
Allowance for loan losses:					
Balance at the beginning of period	$ 6,507	$ 6,476	$ 5,918	$ 5,104	$ 4,524
Charge-offs:					
Commercial, financial, and agricultural	$ 896	$ 732	$ 188	$ 324	$ 281
Real Estate - construction and mortgage	750	127	44	52	22
Loans to individuals	836	587	677	445	514
Total charge-offs	$ 2,482	$ 1,446	$ 909	$ 821	$ 817
Recoveries:					
Commercial, financial, and agricultural	$ 278	$ 96	$ 201	$ 72	$ 45
Real Estate - construction and mortgage	44	25	154	85	1
Loans to individuals	211	211	304	203	196
Total recoveries	$ 533	$ 332	$ 659	$ 360	$ 242
Net charge-offs	$ 1,949	$ 1,114	$ 250	$ 461	$ 575
Additions charged to operations	$ 2,533	$ 1,145	$ 808	$ 1,275	$ 1,155
Balance at end of period	$ 7,091	$ 6,507	$ 6,476	$ 5,918	$ 5,104
Net Charge-offs as a Percentage of Average Loans Outstanding	.33%	.20%	.05%	.10%	.15%

The allowance for loan losses is maintained at an amount based on considerations of classified and internally-identified problem loans, the current trend in delinquencies, the volume of past-due loans, historical loss experience, current economic conditions, over-margined real estate loans, if any, the effects of changes in risk selection or underwriting practices, the experience, ability and depth of lending management and staff, industry conditions, the effect of changes in concentrations of credit, and loan administration risks. In addition, the Asset/Liability Management Committee and the Credit Committee review the adequacy of the allowance quarterly and make recommendations regarding the appropriate degree of consideration to be given the various factors utilized in determining the allowance and to make recommendations as to the appropriate amount of the allowance.

The Board of Directors maintains an independent Loan Review function which has established controls and procedures to monitor loan portfolio risk on an on-going basis. Credit reviews on all major relationships are conducted on a continuing basis as is the monitoring of past-due trends and classified assets. The function utilizes various methodologies in its assessment of the adequacy of the Allowance for Loan Losses. Three primary measurements are reported to the Board of Directors on a quarterly basis: the Graded Loan Method based on a bank-wide risk grading model, the Migration Analysis Method which tracks risk patterns on charged-off loans for the previous 10 years, and the Percentage of Net Loans Method. Additionally, the function annually reviews the economic assessment conducted by Loan Administration, addresses portfolio risk by industry concentration, reviews loan policy changes and marketing strategies for any effect on portfolio risk, and conducts tests addressing portfolio performance by type of portfolio, collateral type, and loan officer performance.

Management utilizes the best information available to establish the allowance for loan losses. However, future adjustments to the allowance or to the reserve adequacy methodology may be necessary if economic conditions differ substantially, the required methodology is altered by regulatory authorities governing the Company or the Bank, or alternative accounting methodologies are promulgated by the Public Company Accounting Oversight Board.

The following table presents an estimated allocation of the allowance for loan losses at December 31, 2008, 2007, 2006, 2005, and 2004. This table is presented based on the regulatory reporting classifications of the loans. This allocation of the allowance for loan and lease losses is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans and leases.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	2008		**2007**		**2006**		**2005**		**2004**	
	Amount	**% Loans in each category**	**Amount**	**% Loans in each category**	**Amount**	**% Loans in each category**	**Amount**	**% Loans in each category**	**Amount**	**% Loans in each category**
Balance applicable to:										
Commercial Industrial, Farm Loans	$1,608	15.5%	$1,527	17.3%	$1,265	16.0%	$1,217	16.7%	$ 936	16.8%
Real Estate - Construction and Mortgage	1,388	76.7%	584	74.0%	507	75.5%	367	73.1%	320	72.9%
Loans to Individuals	945	7.7%	866	7.7%	1,090	7.4%	978	7.9%	728	8.6%
Other Loans	30	.1%	21	1.0%	23	1.1%	50	2.3%	25	1.7%
Environmental Factors	3,120	-	3,469	-	3,452	-	3,155	-	2,721	-
Unallocated	-	-	40	-	139	-	151	-	374	-
Total	$7,091	100%	$6,507	100%	$6,476	100%	$5,918	100%	$5,104	100%

DEPOSITS

AVERAGE DEPOSITS BY CLASSIFICATION

The following table sets forth the classification of average deposits for the indicated period, in thousands of dollars:

	Years Ended December 31,		
	2008	2007	2006
Noninterest bearing demand deposits	$115,724	$132,765	$143,325
Interest bearing demand deposits	87,711	91,948	100,392
Money market deposits	81,783	80,343	83,436
Savings deposits	47,596	48,502	53,809
Health savings deposits	818	586	338
Time deposits	328,629	301,129	265,245
Individual retirement accounts	40,032	33,889	30,221
Total deposits	$702,293	$689,162	$676,766

AVERAGE RATES PAID ON DEPOSITS

The following table sets forth average rates paid on categories of interest-bearing deposits for the periods indicated:

	Years Ended December 31,		
	2008	2007	2006
Interest bearing demand deposits	.34%	.38%	.38%
Money market deposits	1.53%	2.99%	2.79%
Savings deposits	1.29%	1.69%	1.63%
Health savings deposits	3.06%	3.75%	3.85%
Time deposits	3.85%	4.91%	4.31%
Individual retirement account deposits	4.20%	4.70%	3.96%

MATURITIES OF TIME DEPOSITS

The following table sets forth the maturity of time deposits in thousands of dollars, at December 31, 2008:

	Time Deposits of $100,000 or more	Time Deposits of Less Than $100,000	Total Time Deposits
Maturity within 3 months or less	$ 89,105	$ 42,112	$ 131,217
Over 3 through 6 months	36,310	37,620	73,930
Over 6 through 12 months	51,493	46,775	98,268
Over 12 months	33,761	30,367	64,128
Total	$210,669	$156,874	$367,543

RETURN ON EQUITY AND ASSETS

The following table presents certain ratios relating to the Company's equity and assets:

	Years Ended December 31,		
	2008	2007	2006
Return on average total assets(1)	1.04%	1.15%	1.24%
Return on average stockholders' equity(2)	10.65%	11.93%	13.36%
Cash dividend payout ratio(3)	49.02%	46.50%	45.26%
Average equity to average assets ratio (4)	9.78%	9.61%	9.25%

(1) Net income divided by average total assets
(2) Net income divided by average equity
(3) Dividends per share divided by net income per share
(4) Average equity divided by average total assets

SHORT-TERM BORROWINGS

Federal funds purchased and securities sold under repurchase agreements are short-term borrowings which generally mature within 180 days from the dates of issuance. No other category of short-term borrowings had an average balance outstanding during the reported period which represented 30 percent or more of stockholders' equity at the end of the period.

The following is a summary of federal funds purchased and securities sold under repurchase agreements outstanding at December 31 of each reported period, in thousands of dollars:

	December 31,		
	2008	2007	2006
Federal funds purchased and securities sold under agreement to repurchase	$67,415	$60,936	$72,330

The following information relates to outstanding federal funds purchased and securities sold under repurchase agreements during 2008, 2007, and 2006, in thousands of dollars:

	Maximum Amount Outstanding at Any Month End			Weighted Average Interest Rate at December 31,		
	2008	2007	2006	2008	2007	2006
Federal funds purchased and securities sold under agreement to repurchase	$67,415	$72,927	$72,330	1.86%	4.20%	4.39%

	Years ended December 31,		
	2008	2007	2006
Federal funds purchased and securities sold under agreement to repurchase - average daily amount outstanding during the year	$58,843	$68,276	$47,245
Weighted average interest rate paid	2.41%	4.10%	3.41%

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CNB Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of CNB Corporation's internal control over financial reporting as of December 31, 2008. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2008, internal control over financial reporting was effective.

Elliott Davis, LLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on the Company's internal control over financial reporting, and a copy of Elliott Davis, LLC's report is included with this report.

Date: March 10, 2009

W. Jennings Duncan
President and Chief Executive Officer

L. Ford Sanders, II
Executive Vice President, Treasurer and
Chief Financial Officer

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P. O. Box 2227
Columbia, SC 29202

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Corporation and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2009 expressed an unqualified opinion thereon.

Elliott Davis LLC

Columbia, South Carolina
March 10, 2009

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P. O. Box 2227
Columbia, SC 29202

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNB Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 10, 2009 expressed an unqualified opinion thereon.

Elliott Davis LLC

Columbia, South Carolina
March 10, 2009

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

ASSETS	December 31, 2008	December 31, 2007
CASH AND DUE FROM BANKS	$ 19,259	$ 20,941
FEDERAL FUNDS SOLD	21,000	26,000
INVESTMENT SECURITIES AVAILABLE FOR SALE	194,178	206,133
INVESTMENT SECURITIES HELD TO MATURITY (Fair value $9,570 in 2008 and $7,731 in 2007)	9,758	7,711
OTHER INVESTMENTS, AT COST	3,024	2,297
LOANS	598,281	573,751
Less allowance for loan losses	7,091	6,507
Net loans	591,190	567,244
PREMISES AND EQUIPMENT	23,403	22,928
ACCRUED INTEREST RECEIVABLE	7,000	7,396
OTHER ASSETS	5,813	4,988
	$ 874,625	**$ 865,638**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 100,560	$ 112,450
Interest-bearing	578,659	579,839
Total deposits	679,219	692,289
Securities sold under repurchase agreements	67,415	60,936
United States Treasury demand notes	2,672	2,377
Federal Home Loan Bank advances	30,000	15,000
Short-term note payable	1,120	-
Dividends payable	4,356	4,475
Other liabilities	6,317	8,449
Total liabilities	791,099	783,526
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 11 and 12		
STOCKHOLDERS' EQUITY		
Common stock - $10 par value; authorized 1,500,000 shares; issued 829,518 and 852,106 shares in 2008 and 2007, respectively		
Capital in excess of par value of stock	8,295	8,521
Retained earnings	50,085	53,519
Accumulated other comprehensive income	23,648	19,047
Total stockholders' equity	1,498	1,025
	83,526	82,112
	$ 874,625	**$ 865,638**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2008	2007	2006
INTEREST INCOME			
Loans and fees on loans	$ 40,431	$ 43,878	$ 41,340
Investment securities			
Taxable	7,939	7,337	5,825
Nontaxable	1,080	901	802
Total interest on investment securities	9,019	8,238	6,627
Non-marketable equity securities			
Federal Reserve Bank dividend income	3	7	10
Federal Home Loan Bank dividend income	85	96	99
Total income on non-marketable equity securities	88	103	109
Federal funds sold	581	1,536	1,335
Total interest income	50,119	53,755	49,411
INTEREST EXPENSE			
Deposits	16,539	19,976	16,229
Securities sold under repurchase agreements	1,420	2,800	1,611
United States Treasury demand notes	22	74	52
Federal Home Loan Bank advances	205	8	504
Other short term borrowings	35	-	-
Total interest expense	18,221	22,858	18,396
Net interest income	31,898	30,897	31,015
PROVISION FOR LOAN LOSSES	2,533	1,145	808
Net interest income after provision for loan losses	29,365	29,752	30,207
NONINTEREST INCOME			
Service charges on deposit accounts	3,810	3,621	3,279
Other service and exchange charges	3,378	3,372	3,679
Gain on sale of investment securities available for sale	-	9	-
Total noninterest income	7,188	7,002	6,958
NONINTEREST EXPENSES			
Salaries and wages	11,337	10,453	10,696
Pensions and other employee benefits	3,528	3,591	2,988
Occupancy	1,021	1,313	1,372
Furniture and equipment	2,026	2,025	1,875
Examination and professional fees	655	662	760
Office supplies	460	490	562
Credit card operations	824	953	1,048
Other operating expenses	3,257	2,532	3,038
Total noninterest expenses	23,108	22,019	22,339
Income before provision for income taxes	13,445	14,735	14,826
PROVISION FOR INCOME TAXES	4,488	5,015	4,780
Net income	**$ 8,957**	**$ 9,720**	**$ 10,046**
NET INCOME PER SHARE OF COMMON STOCK	**$ 10.71**	**$ 11.29**	**$ 11.60**

Adjusted for the effect of a 10% stock dividend issued during 2007.

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2008, 2007, and 2006
(amounts, except share data, in thousands)

	Common stock Shares	Common stock Amount	Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity
BALANCE, DECEMBER 31, 2005	788,534	$7,886	$43,389	$21,094	$(1,810)	$70,559
Net income	-	-	-	10,046	-	10,046
Cash dividend declared, $5.25 per share	-	-	-	(4,123)	-	(4,123)
Common shares repurchased, at an average per share price of $156.38	(3,597)	(36)	(489)	-	-	(525)
Common shares sold, at an average per share price of $156.50	342	3	13	-	-	16
Net change in unrealized holding loss, net of income taxes of $460	-	-	-	-	690	690
BALANCE, DECEMBER 31, 2006	785,279	7,853	42,913	27,017	(1,120)	76,663
Net income	-	-	-	9,720	-	9,720
Cash dividend declared, $5.25 per share	-	-	-	(4,475)	-	(4,475)
10% stock dividend	77,848	778	12,376	(13,154)	-	-
Cash paid for fractional shares	-	-	-	(61)	-	(61)
Common shares repurchased, at an average per share price of $165.73, adjusted for the 10% stock dividend	(11,325)	(113)	(1,823)	-	-	(1,936)
Common shares sold, at an average per share price of $182.49, adjusted for the 10% stock dividend	304	3	53	-	-	56
Net change in unrealized holding gain, net of income taxes of $1,429	-	-	-	-	2,145	2,145
BALANCE, DECEMBER 31, 2007	852,106	8,521	53,519	19,047	1,025	82,112
Net income	-	-	-	8,957	-	8,957
Cash dividend declared, $5.25 per share	-	-	-	(4,356)	-	(4,356)
Common shares repurchased, at an average per share price of $161.98	(22,929)	(229)	(3,485)	-	-	(3,714)
Common shares sold, at an average per share price of $159.70	341	3	51	-	-	54
Net change in unrealized holding gain, net of income taxes of $315	-	-	-	-	473	473
BALANCE, DECEMBER 31, 2008	829,518	$8,295	$50,085	$23,648	$ 1,498	$83,526

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2008	2007	2006
NET INCOME	$ 8,957	$ 9,720	$ 10,046
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gains on investment securities available for sale	473	2,151	690
Reclassification adjustments for gains included in net income	-	(6)	-
COMPREHENSIVE INCOME	$ 9,430	$ 11,865	$ 10,736

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2008	2007	2006
OPERATING ACTIVITIES			
Net income	$ 8,957	$ 9,720	$ 10,046
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,330	1,285	1,202
Provision for loan losses	2,533	1,145	808
Provision for deferred income taxes	191	(479)	(212)
Discount accretion and premium amortization on investment securities	(820)	(299)	54
Gain on sale of investment securities available for sale	-	(9)	-
Gain on sale of foreclosed assets	(6)	-	-
Writedown on foreclosed assets	-	8	-
Changes in assets and liabilities:			
(Increase)/decrease in accrued interest receivable	396	(825)	(1,117)
(Increase)/decrease in other assets	(757)	869	289
Increase/(decrease) in other liabilities	(2,132)	1,861	339
Net cash provided by operating activities	9,692	13,276	11,409
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	-	2,315	-
Proceeds from maturities and calls of investment securities held to maturity	250	1,500	935
Proceeds from maturities and calls of investment securities available for sale	154,017	81,732	39,014
Purchases of investment securities held to maturity	(2,312)	(4,895)	(1,128)
Purchases of investment securities available for sale	(140,438)	(112,725)	(35,139)
Proceeds from sales of premises and equipment	-	-	305
Proceeds from sales of foreclosed assets	103	79	61
Net increase in loans	(27,151)	(7,683)	(63,710)
Purchase of equity securities	(727)	(596)	(242)
Premises and equipment expenditures	(1,805)	(1,225)	(3,921)
Net cash used for investing activities	(18,063)	(41,498)	(63,825)
FINANCING ACTIVITIES			
Dividends paid	(4,475)	(4,123)	(3,942)
Net increase/(decrease) in deposits	(13,070)	17,237	8,576
Increase/(decrease) in securities sold under repurchase agreements	6,479	(11,394)	29,034
Increase/(decrease) in United States Treasury demand notes	295	(488)	668
Increase in Federal Home Loan Bank advances	15,000	15,000	-
Increase in other short-term borrowings	1,120	-	-
Cash paid for fractional shares	-	(61)	-
Common shares repurchased	(3,714)	(1,936)	(525)
Common shares sold	54	56	16
Net cash provided by financing activities	1,689	14,291	33,827
Net decrease in cash and cash equivalents	(6,682)	(13,931)	(18,589)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	46,941	60,872	79,461
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 40,259**	**$ 46,941**	**$ 60,872**
CASH PAID FOR			
Interest	**$ 20,352**	**$ 21,480**	**$ 16,294**
Income taxes	**$ 4,459**	**$ 5,086**	**$ 5,285**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** (the "Company") and its wholly-owned subsidiary, The Conway National Bank (the "Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Horry County, South Carolina and the Waccamaw Neck area of Georgetown County, South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company monitors concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. As of December 31, 2008, the Company had concentrations of loans to the following classes of borrowers or industries: Land Subdivision and Development, Single Family Housing, Lessors of Residential Buildings, Lessors of Non-Residential Buildings, and Other Real Estate Related Activities. The amount of commercial purpose loans outstanding to these groups of borrowers as of December 31, 2008 was $26,157,000, $25,267,000, $27,244,000, $29,079,000, and $24,644,000, respectively. These amounts represented 28.78%, 27.80%, 29.98%, 32.00%, and 27.12% of Total Capital, as defined for regulatory purposes, for the same period, also respectively.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans. Management monitors loans with loan-to-values in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities and maintains total loans with loan-to-value exceptions within regulatory limitations. Management monitors and manages other loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans within levels of risk acceptable to Management. The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Continued

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for nonrefundable fees and certain direct costs associated with the origination of loans in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17." Under SFAS No. 91 nonrefundable fees and certain direct costs associated with the origination of loans are deferred and recognized as a yield adjustment over the contractual life of the related loans until such time that the loan is sold.

The Company accounts for impaired loans in accordance with SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan."* This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Continued

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Treasury stock

During 2008, the Corporation repurchased 22,929 shares of stock which were held in treasury. On December 31, 2008, the Corporation returned 38,904 shares of stock held in treasury to authorized but unissued shares. Amounts in the Consolidated Balance Sheet for 2007 have been reclassified for comparable presentation; amounts in the Consolidated Statements of Stockholders' Equity have been reclassified for the years ended December 31, 2007, 2006, and 2005 for comparable presentation; amounts in the Consolidated Statements of Cash Flows have been reclassified for the years ended December 31, 2007 and 2006 for comparable presentation; and amounts in the Condensed Statements of Cash Flows for the Parent Company, Note 18, have been reclassified for comparable presentation.

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $537,000, $508,000 and $596,000, were included in the Company's results of operations for 2008, 2007, and 2006, respectively.

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Continued

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes."* Under SFAS No. 109, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Reclassifications

Certain amounts in the financial statements for the years ended December 31, 2007 and 2006 have been reclassified, with no effect on net income, to be consistent with the classifications adopted for the year ended December 31, 2008.

Net income per share

The Company computes net income per share in accordance with SFAS No. 128, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 836,283 in 2008, 861,065 in 2007 and 865,589 in 2006. The Company does not have any dilutive instruments and therefore only basic net income per share is presented. Net income per share and the weighted average common shares outstanding have been adjusted for 2007 and 2006 to reflect the 10% stock dividend issued in 2007.

Fair values of financial instruments

SFAS No. 107, *"Disclosures About Fair Value of Financial Instruments,"* as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Continued

Fair values of financial instruments - continued

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value. Management has determined it is not practicable to estimate the fair value and has not performed an impairment analysis.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, U. S. Treasury demand notes, and Federal Home Loan Bank advances approximate their fair values.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In December 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity intends to manage. SFAS 161 is effective for the Company on January 1, 2009. This pronouncement does not impact accounting measurements but will result in additional disclosures if the Company is involved in material derivative and hedging activities at that time.

Continued

Recently issued accounting standards - continued

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under Statement 140. FSP 140-3 will be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years and earlier application is not permitted. Accordingly, this FSP is effective for the Company on January 1, 2009. The Company is currently evaluating the impact, if any, the adoption of FSP 140-3 will have on its financial position, results of operations and cash flows.

In May, 2008, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The FASB has stated that it does not expect SFAS No. 162 will result in a change in current practice. The application of SFAS No. 162 will have no effect on the Company's financial position, results of operations or cash flows.

The FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP No. APB 14-1"). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The adoption of this Staff Position will have no material effect on the Company's financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented must be adjusted retrospectively. Early application is not permitted. The adoption of this Staff Position will have no material effect on the Company's financial position, results of operations or cash flows.

Continued

Recently issued accounting standards - continued

FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP SFAS 133-1 and FIN 45-4") was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The staff position also amends FIN 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed.

The staff position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position will have no material effect on the Company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP became effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of September30, 2008 and determined that it did not result in a change to its impairment estimation techniques as outlined and discussed in Note 17- Estimated Fair Value of Financial Instruments.

Continued

Recently issued accounting standards - continued

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EIFT Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company's security portfolio and evaluated the portfolio for any other-than-temporary impairments as discussed in Note 3 – Investment Securities.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk, as it relates to lending and real estate held for operating locations, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2008 and 2007 were approximately $2,638,000 and $10,486,000, respectively.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are based on contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. The amortized cost, approximate fair value, and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2008			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
Within one year	$ 3,725	$ 41	$ -	$ 3,766
One to five years	151,174	2,030	-	153,204
Six to ten years	14,522	583	-	15,105
	169,421	2,654	-	172,075
State, county and municipal				
Within one year	1,370	15	-	1,385
One to five years	4,243	133	-	4,376
Six to ten years	11,271	16	362	10,925
Over ten years	1,115		39	1,076
	17,999	164	401	17,762
Mortgage backed				
Six to ten years	507	18	-	525
Over ten years	3,021	63	-	3,084
	3,528	81	-	3,609
Other Investments				
CRA Qualified Investment Fund	721	-	-	721
Master Card International Stock	11	-	-	11
	732	-	-	732
Total available for sale	**$ 191,680**	**$ 2,899**	**$ 401**	**$ 194,178**
HELD TO MATURITY				
State, county and municipal				
Within one year	$ 795	$ 11	$ -	$ 806
One to five years	1,481	9	8	1,482
Six to ten years	4,589	12	70	4,531
Over ten years	2,893	-	142	2,751
Total held to maturity	**$ 9,758**	**$ 32**	**$ 220**	**$ 9,570**

Continued

NOTE 3 - INVESTMENT SECURITIES

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
	December 31, 2007			
AVAILABLE FOR SALE				
Government sponsored enterprises				
Within one year	$ 61,611	$ 2	$ 236	$ 61,377
One to five years	103,464	1,408	8	104,864
Six to ten years	18,276	407	-	18,683
	183,351	1,817	244	184,924
State, county and municipal				
Within one year	209	3	-	212
One to five years	6,244	166	-	6,410
Six to ten years	1,916	16	6	1,926
Over ten years	10,758	10	49	10,719
	19,127	195	55	19,267
Mortgage backed				
Six to ten years	389	11	-	400
Over ten years	846	4	20	830
	1,235	15	20	1,230
Other Investments				
CRA Qualified Investment Fund	701	-	-	701
Master Card International Stock	11	-	-	11
	712	-	-	712
Total available for sale	**$ 204,425**	**$ 2,027**	**$ 319**	**$ 206,133**
HELD TO MATURITY				
State, county and municipal				
Within one year	$ 250	$ -	$ -	$ 250
One to five years	1,438	32	-	1,470
Six to ten years	3,764	20	5	3,779
Over ten years	2,259	-	27	2,232
Total held to maturity	**$ 7,711**	**$ 52**	**$ 32**	**$ 7,731**

Continued

NOTE 3 - INVESTMENT SECURITIES, Continued

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 (tabular amounts in thousands):

AVAILABLE FOR SALE

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
State, county, and municipal	$ 10,926	$ 401	$ -	$ -	$ 10,926	$ 401
Total	**$ 10,926**	**$ 401**	**$ -**	**$ -**	**$ 10,926**	**$ 401**

Securities classified as available-for-sale are recorded at fair market value. There were no unrealized losses consisting of securities in a continuous loss position for twelve months or more.

Investment securities with an aggregate par value of $174,673,000 at December 31, 2008 and $182,651,000 at December 31, 2007 were pledged to secure public deposits and for other purposes.

During 2007, $2,315,000 of available-for-sale securities were sold for a gain of $9,000. There were no sales of securities available-for-sale in 2008 or 2006.

Management reviews securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Other Investments, at Cost

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2008	2007
Federal Reserve Bank	$ 116	$ 116
FHLB	2,908	2,181
	$ 3,024	**$ 2,297**

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major classification (tabular amounts in thousands):

	December 31,	
	2008	2007
Real estate - mortgage	$ 366,948	$ 350,138
Real estate - construction	92,010	83,398
Commercial and industrial	89,348	88,106
Loans to individuals for household, family and other consumer expenditures	46,278	47,731
Agriculture	3,119	3,264
All other loans, including overdrafts	411	794
Unamortized deferred loan costs	167	320
	$ 598,281	$ 573,751

The Bank's loan portfolio consisted of $473,895,000 and $423,025,000 in fixed rate loans as of December 31, 2008 and 2007, respectively. Fixed rate loans with maturities in excess of one year amounted to $316,519,000 and $275,452,000 at December 31, 2008 and 2007, respectively. The Bank has an available line of credit from the FHLB. The line is secured by a blanket lien on qualifying 1-4 family mortgages.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2008	2007	2006
Balance, beginning of year	$ 6,507	$ 6,476	$ 5,918
Recoveries of loans previously charged against the allowance	533	332	659
Provided from current year's income	2,533	1,145	808
Loans charged against the allowance	(2,482)	(1,446)	(909)
Balance, end of year	$ 7,091	$ 6,507	$ 6,476

As of December 31, 2008 and 2007, loans individually evaluated and considered impaired under SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" were as follows (tabular amounts in thousands):

	December 31,	
	2008	2007
Total loans considered impaired	$4,158	$ 861
Loans considered impaired for which there is a related allowance for loan loss:		
Outstanding loan balance	3,082	-
Related allowance established	572	-
Loans considered impaired and previously written down to fair value	1,075	861
Average annual investment in impaired loans	1,589	755
Interest income recognized on impaired loans during the period of impairment.	-	-

Continued

At December 31, 2008 and 2007, non-accrual loans totaled $2,990,000 and $861,000, respectively. The total amount of interest earned on non-accrual loans was $103,000 in 2008, $33,000 in 2007 and $27,000 in 2006. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $288,000 in 2008, $94,000 in 2007, and $65,000 in 2006. Foregone interest on non-accrual loans totaled $185,000 in 2008, $61,000 in 2007, and $38,000 in 2006. The Company writes down any potential losses associated with non-accrual loans at the time such loans are placed in a non-accrual status. Accrued and unpaid current period interest income on non-accrual loans is reversed to current period income at the time a loan is placed in non-accrual status. Accrued and unpaid prior period interest income on non-accrual loans is charged to the Allowance for Loan Losses at the time the loan is placed in non-accrual status. Any payments received on loans placed in non-accrual status are applied first to principal. The Company does not recognize interest income on non-accrual loans on a cash basis.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (tabular amounts in thousands):

	2008	2007
Land and buildings	$ 26,262	$ 25,192
Furniture, fixtures and equipment	8,811	7,768
	35,073	32,960
Less accumulated depreciation and amortization	11,789	10,701
	23,284	22,259
Construction in progress	119	669
	$ 23,403	**$ 22,928**

Depreciation and amortization of premises and equipment charged to operating expense totaled $1,330,000 in 2008, $1,285,000 in 2007 and $1,202,000 in 2006. As of December 31, 2008 construction in progress consisted of $33,000 for expenditures associated with renovations to the Surfside branch office, with an approximate remaining contractual balance of $29,000, and $86,000 for expenditures associated with the site preparation and the establishment of an ATM at the Company's Carolina Forest site, with an approximate remaining contractual balance of $164,000.

Depreciation with regard to premises and equipment owned by the Company is recorded using the straight-line method over the estimated useful life of the related asset for financial reporting purposes. Estimated lives range from fifteen to thirty-nine years for buildings and improvements and from five to seven years for furniture and equipment. Estimated lives for computer software are typically five years. Estimated lives of Bank automobiles are typically five years. Estimating the useful lives of premises and equipment includes a component of management judgment.

NOTE 6 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2008	2007
Transaction accounts	$186,911	$200,052
Savings deposits	48,354	46,019
Insured money market accounts	76,411	83,329
Time deposits over $100,000	210,669	201,855
Other time deposits	156,874	161,034
Total deposits	**$679,219**	**$692,289**

Interest paid on certificates of deposit of $100,000 or more totaled $8,110,000 in 2008, $8,944,000 in 2007 and $6,841,000 in 2006.

At December 31, 2008, the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2009	$ 303,415
2010	51,133
2011	5,666
2012	3,538
2013 and after	3,791
	$ 367,543

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (dollar amounts in thousands):

	At and for the year ended December 31,	
	2008	2007
Amount outstanding at year end	$ 67,415	$ 60,936
Average amount outstanding during year	58,843	68,276
Maximum outstanding at any month-end	67,415	72,927
Weighted average rate paid at year-end	1.86%	4.20%
Weighted average rate paid during year	2.41%	4.10%

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained with an independent third party safekeeping agent. Government sponsored enterprise and municipal securities with a book value of $71,752,000 ($72,845,000 fair value) and $74,717,000 ($76,064,000 fair value) at December 31, 2008 and 2007, respectively, are pledged as collateral for the agreements.

NOTE 8 - LINES OF CREDIT

At December 31, 2008, the Bank had unused short-term lines of credit totaling $33,500,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond (FRB). The Bank may borrow up to $7,000,000 under the arrangement at varying rates set weekly by the FRB. The average rate paid by the Company under the arrangement was 1.42% for 2008. The note is secured by Federal agency securities with a market value of $3,009,000 at December 31, 2008. The amount outstanding under the note totaled $2,672,000 and $2,377,000 at December 31, 2008 and 2007, respectively.

The Bank also has a line of credit from the Federal Home Loan Bank (FHLB) for $91,328,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. The amount outstanding under the agreement totaled $30,000,000 and $15,000,000 at December 31, 2008 and 2007, respectively. The $30,000,000 outstanding at December 31, 2008 consists of two advances in the amounts of $20,000,000 and $10,000,000. The $20,000,000 advance is due and payable in one payment on March 2, 2009. The $10,000,000 advance is due and payable in one payment on March 31, 2009. Interest on these advances is payable monthly at 1.43% and .86%, respectively.

NOTE 9 – NOTE PAYABLE

On April 10, 2008, the Company executed a note with Silverton Bank, N.A. establishing a revolving credit facility for the Company in the amount of $1,200,000. All principal is payable on or before the maturity date of the note on April 10, 2010. Interest is payable quarterly on the following dates of each quarter: July 10, October 10, January 10, and April 10. The interest rate on the note is paid at the rate of the Prime Rate as published in the Money Rates section of the Wall Street Journal, Eastern Edition, printed edition, minus one percent. The amount outstanding on the note at December 31, 2008 was $1,119,511, and the interest rate on the note payable at December 31, 2008 was 2.25%. The note is unsecured.

NOTE 10 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$4,600	34.21%	$5,047	34.25%	$5,081	34.27%
Increase (decrease) in taxes resulting from:						
Tax exempt interest	(369)	(2.74)	(309)	(2.10)	(276)	(1.86)
State bank tax (net of federal benefit)	228	1.70	263	1.78	313	2.11
Other - net	29	.21	14	.10	(338)	(2.31)
Tax provision	**$4,488**	**33.38%**	**$5,015**	**34.03%**	**$4,780**	**32.21%**

Continued

NOTE 10 - INCOME TAXES - Continued

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (tabular amounts in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 2,411	$ 2,212
Deferred compensation	548	512
Executive retirement plan	152	143
Other	187	136
Gross deferred tax assets	3,298	3,003
Less valuation allowance	-	-
Net deferred tax assets	3,298	3,003
Deferred tax liabilities:		
Depreciation for income tax reporting in excess of amount for financial reporting	(523)	(392)
Unrealized net gains on securities available for sale	(998)	(683)
Other	(186)	(216)
Gross deferred tax liabilities	(1,707)	(1,291)
Net deferred tax asset	**$ 1,591**	**$ 1,712**

The net deferred tax asset is included in other assets at December 31, 2008 and 2007.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2008 tax expense of $315,000 and the 2007 tax expense of $1,429,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit or expense.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	For the years ended December 31,		
	2008	2007	2006
Income taxes currently payable			
Federal	$ 4,336	$ 4,588	$ 4,367
State	346	400	476
	4,682	4,988	4,843
Net deferred income tax (benefit)/expense	(194)	27	(63)
Provision for income taxes	**$ 4,488**	**$ 5,015**	**$ 4,780**

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contractual value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2008 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 53,838
Standby letters of credit	$ 2,111

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

At December 31, 2008, the Bank was obligated under a non-cancelable lease for a billboard contract that had initial or remaining terms of more than one year. Future minimum payments under this agreement at December 31, 2008 were (tabular amounts in thousands):

Payable in year ending	Amount
2009	$ 2
2010	-
2011 and thereafter	-
Total future minimum payments required	$ 2

Lease payments under all operating leases charged to expense totaled $5,000 in 2008, $6,000 in 2007 and $6,000 in 2006. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 13 - RESTRICTION ON DIVIDENDS

Payment of dividends is within the discretion of the Board of Directors, and the ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2008, the Bank's retained earnings were $78,467,000.

NOTE 14 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and have loan and deposit transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Loans and commitments are made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and do not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2008	2007
Balance, beginning of year	$ 1,956	$ 2,400
New loans	343	775
Less loan payments	675	1,219
Balance, end of year	**$ 1,624**	**$ 1,956**

Deposits by directors and executive officers of the Company and the Bank, and associates of such persons, totaled $12,478,000 and $11,036,000 at December 31, 2008 and 2007, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2008, 2007 and 2006, $579,000, $712,000 and $605,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

The ESI plan provides a life insurance benefit on the life of the covered officer payable to the officer's beneficiary. The plan also provides a retirement stipend to certain officers. For the years ended December 31, 2008, 2007, and 2006, the Bank had $51,888, $96,056 and $84,283 in income and $50,436, $111,256 and ($30,198) of expense associated with this plan, respectively. The negative expense noted for 2006 was the result of the forfeiture of benefits from departing officers. The LTDC plan provides cash awards to certain officers payable upon death, retirement, or separation from service. The awards are made in dollar increments equivalent to the value of the Company's stock at the time of the award. The Bank maintains the value of awards in amounts equal to the future value of the Company' stock plus any cash dividends paid. Such plans are commonly referred to as phantom stock plans. For the years ended December 31, 2008, 2007 and 2006, $179,493, $223,630 and ($91,144), respectively, was charged to operations under the plan. The negative expense noted for 2006 was the result of the forfeiture of benefits from departing officers.

NOTE 16 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

CNB Corporation

	Actual		For capital adequacy purposes Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**
As of December 31, 2008				
Total Capital (to risk weighted assets)	$ 89,119	14.67%	$ 48,607	8.00%
Tier 1 Capital (to risk weighted assets)	82,028	13.50	24,304	4.00
Tier 1 Capital (to average assets)	82,028	9.56	34,312	4.00
As of December 31, 2007				
Total Capital (to risk weighted assets)	$ 87,594	14.86%	$ 47,154	8.00%
Tier 1 Capital (to risk weighted assets)	81,087	13.76	23,577	4.00
Tier 1 Capital (to average assets)	81,087	9.47	34,243	4.00

The Conway National Bank

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2008						
Total Capital (to risk weighted assets)	$ 89,428	14.72%	$ 48,604	8.00%	$ 60,755	10.00%
Tier 1 Capital (to risk weighted assets)	82,337	13.55	24,302	4.00	36,453	6.00
Tier 1 Capital (to average assets)	82,337	9.60	34,311	4.00	42,889	5.00
As of December 31, 2007						
Total Capital (to risk weighted assets)	$ 85,087	14.46%	$ 47,062	8.00%	$ 58,828	10.00%
Tier 1 Capital (to risk weighted assets)	78,580	13.36	23,531	4.00	35,297	6.00
Tier 1 Capital (to average assets)	78,580	9.19	34,197	4.00	42,746	5.00

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2008		2007	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and due from banks	$ 19,259	$ 19,259	$ 20,941	$ 20,941
Federal funds sold	21,000	21,000	26,000	26,000
Investment securities available for sale	194,178	194,178	206,133	206,133
Investment securities held to maturity	9,758	9,570	7,711	7,731
Other investments	3,024	3,024	2,297	2,297
Loans (net)	591,190	605,602	567,244	569,930
FINANCIAL LIABILITIES				
Deposits	679,219	680,172	692,289	692,189
Securities sold under repurchase agreements	67,415	67,415	60,936	60,936
Federal Home Loan Bank advance	30,000	30,000	15,000	15,000
U.S. Treasury demand notes	2,672	2,672	2,377	2,377
Other short-term borrowings	1,120	1,120	-	-
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	$ 53,838	$ -	$ 58,002	$ -
Standby letters of credit	2,111	-	4,080	-

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Continued

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

The Company has no assets or liabilities whose fair values are measured using level 1 inputs.

The Company's available-for-sale investment securities ($194,178 at December 31, 2008) include debt securities of U.S. government sponsored enterprises, municipal bonds, and mortgage backed securities. The Company considers the market quoted prices of these instruments to be equivalent to debt securities that are traded less frequently than exchange-traded instruments and therefore classifies them as Level 2 inputs. Also, the Company predominantly makes loans for the purposes of real estate acquisition, construction, agriculture, commercial and industrial needs, and consumer expenditures. The majority of the Company's loans are real estate secured. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was $4,158. The Company's available-for-sale investment securities and impaired loans are the only assets whose fair values the Company measures using level 2 inputs. The Company has no liabilities whose fair values are measured using level 2 inputs.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

NOTE 18 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Cash	$ 5,142	$ 5,836
Investment in subsidiary	83,835	79,605
Land	-	1,109
Other assets	37	37
	$ 89,014	$ 86,587
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 4,356	$ 4,475
Short term borrowings	1,120	-
Other Liabilities	12	-
Stockholders' equity	83,526	82,112
	$ 89,014	$ 86,587

Continued

NOTE 18 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
INCOME	**2008**	**2007**	**2006**
Dividend from bank subsidiary	$ 5,032	$ 5,129	$ 5,032
Other income	284	199	2
EXPENSES			
Interest expense	35	-	-
Legal	-	27	154
Sundry	17	17	74
Other	64	54	307
Income before equity in undistributed net income of bank subsidiary	5,200	5,230	4,499
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	3,757	4,490	5,547
Net income	**$ 8,957**	**$ 9,720**	**$ 10,046**

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
OPERATING ACTIVITIES	**2008**	**2007**	**2006**
Net income	$ 8,957	$ 9,720	$ 10,046
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(3,757)	(4,490)	(5,547)
Net change in other liabilities	12	-	-
Net cash provided by operating activities	5,212	5,230	4,499
INVESTING ACTIVITIES			
Sale of land	1,109	-	-
Net cash provided by investing activities	1,109	-	-
FINANCING ACTIVITIES			
Dividends paid	(4,475)	(4,123)	(3,943)
Common shares repurchased	(3,714)	(1,936)	(525)
Common shares sold	54	56	16
Cash paid for fractional shares	-	(61)	-
Change in short term borrowings	1,120	-	-
Net cash used for financing activities	(7,015)	(6,064)	(4,452)
Net increase (decrease) in cash	(694)	(834)	47
CASH, BEGINNING OF THE YEAR	5,836	6,670	6,623
CASH, END OF THE YEAR	$ 5,142	$ 5,836	$ 6,670

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2008 and 2007 is as follows (amounts, except per share data, in thousands):

	Quarter ended			
2008	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	$ 13,680	$ 12,428	$ 12,050	$ 11,961
Interest expense	5,694	4,660	4,050	3,817
Net interest income	7,986	7,768	8,000	8,144
Provision for loan losses	359	495	500	1,179
Net interest income after provision for loan losses	7,627	7,273	7,500	6,965
Noninterest income	1,845	1,728	2,047	1,568
Noninterest expenses	5,637	5,824	5,917	5,730
Income before income taxes	3,835	3,177	3,630	2,803
Income taxes	1,295	1,040	1,245	908
Net income	**$ 2,540**	**$ 2,137**	**$ 2,385**	**$ 1,895**
Net income per share	**$ 3.00**	**$ 2.56**	**$ 2.86**	**$ 2.28**
Weighted average shares outstanding	**847,936**	**834,264**	**832,897**	**830,035**

	Quarter ended			
2007	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	$ 13,176	$ 13,251	$ 13,671	$ 13,657
Interest expense	5,503	5,645	5,767	5,943
Net interest income	7,673	7,606	7,904	7,714
Provision for loan losses	365	(4)	220	564
Net interest income after provision for loan losses	7,308	7,610	7,684	7,150
Noninterest income	1,556	1,789	1,753	1,904
Noninterest expenses	5,096	5,510	5,703	5,710
Income before income taxes	3,768	3,889	3,734	3,344
Income taxes	1,327	1,359	1,188	1,141
Net income	**$ 2,441**	**$ 2,530**	**$ 2,546**	**$ 2,203**
Net income per share[(1)]	**$ 2.83**	**$ 2.93**	**$ 2.96**	**$ 2.57**
Weighted average shares outstanding[(1)]	**863,499**	**863,145**	**860,914**	**856,752**

(1) Adjusted for the effect of a 10% stock dividend issued during 2007.

NOTE 20 – SUBSEQUENT EVENTS

During the first quarter of 2009, the Company initiated a private placement stock offering to issue up to 25,000 shares of the Company's common stock at $158 per share. The offering is not expected to be completed until the second quarter of 2009. Proceeds from the offering are being used for general corporate purposes, including, but not limited to, the repayment of debt previously incurred for the purchase of common shares.

On March 2, 2009 the Company's $20,000,000 FHLB advance matured. This advance was renewed into an overnight advance of the same amount on March 2, 2009 and March 3, 2009. The Company paid interest on these overnight advances at the rates of .62% and .61% for the same dates, respectively. On March 4, 2009 the Company repaid the $20,000,000 overnight advance with four new advances in the amount of $5,000,000 each, maturing on December 4, 2009, March 4, 2010, September 7, 2010, and March 4, 2011, respectively, and at interest rates of 1.30%, 1.30%, 1.65%, and 2.07%, respectively.

CNB CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS:

James W. Barnette, Jr.
Surfside Rent Mart, Inc.

William R. Benson
Senior Vice President
The Conway National Bank

Harold G. Cushman, Jr.
Chairman of the Board of CNB Corporation and The Conway National Bank; Retired President of Dargan Construction Company

Harold G. Cushman, III
Executive Vice President, Chief Operating Officer, and Director, Dargan Construction Company, Inc.

W. Jennings Duncan
President and CEO of CNB Corporation and The Conway National Bank

Edward T. Kelaher
Rector of All Saints Parish, Waccamaw Episcopal Church; Attorney, Of Counsel, Kelaher, Connell & Connor, P.C.

William O. Marsh
President, Palmetto Chevrolet Co., Inc.

George F. Sasser
Retired Athletic Director, Coastal Carolina University

Lynn Gatlin Stevens
Shareholder, McNair Law Firm

John C. Thompson
Retired Attorney
Law Firm of Thompson & Henry

CNB CORPORATE OFFICERS:

W. Jennings Duncan
President and CEO

L. Ford Sanders, II
Executive Vice President, Treasurer, and CFO

Virginia B. Hucks
Vice President and Secretary

THE CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan
President

L. Ford Sanders, II
Executive Vice President

William R. Benson
Senior Vice President

Marion E. Freeman, Jr.
Senior Vice President

Phillip H. Thomas
Senior Vice President

M. Terry Hyman
Senior Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

Betty M. Graham
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Janice C. Simmons
Vice President

Patricia C. Catoe
Vice President

W. Michael Altman
Vice President

Boyd W. Gainey, Jr.
Vice President

William Carl Purvis
Vice President

Bryan T. Huggins
Vice President

Virginia B. Hucks
Vice President

W. Page Ambrose
Vice President

L. Ray Wells
Vice President

L. Kay Benton
Vice President

Richard A. Cox
Vice President

Gail S. Sansbury
Vice President

Roger L. Sweatt
Assistant Vice President

Timothy L. Phillips
Assistant Vice President

Helen A. Johnson
Assistant Vice President

Elaine H. Hughes
Assistant Vice President

Gwynn D. Branton
Assistant Vice President

Tammy S. Scarberry
Assistant Vice President

D. Scott Hucks
Assistant Vice President

Carlis L. Causey
Assistant Vice President

Jeffrey P. Singleton
Assistant Vice President

C. Joseph Cunningham
Assistant Vice President

Sherry S. Sawyer
Banking Officer

Rebecca G. Singleton
Banking Officer

Josephine C. Fogle
Banking Officer

Debra B. Johnston
Banking Officer

Freeman R. Holmes, Jr.
Banking Officer

Doris B. Gasque
Banking Officer

Jennie L. Hyman
Banking Officer

Marsha S. Jordan
Banking Officer

Sylvia G. Dorman
Banking Officer

Marcie T. Shannon
Banking Officer

Caroline P. Juretic
Banking Officer

Sheila A. Graham
Banking Officer

John H. Sawyer, Jr.
Banking Officer

Nicole Scalise
Banking Officer

Janet F. Carter
Banking Officer

Dawn L. DePencier
Banking Officer

Steven D. Martin
Banking Officer

Carol M. Butler
Banking Officer

W. Eugene Gore, Jr.
Banking Officer

James P. Jordan, III
Banking Officer

John M. Proctor
Banking Officer

Whitney H. Hughes
Banking Officer

Bonita H. Smalls
Banking Officer

THE CONWAY NATIONAL BANK
MANAGERS, SUPERVISORS, AND PROFESSIONAL STAFF:

Loren C. Anderson
Merchant Representative

Peggy V. Anderson
Branch Operations Manager

Christy L. Broughton
Teller Trainer Coordinator

Russell L. Brown
Purchasing Supervisor

P. Alex Clayton, Jr.
Operations Management Assistant

Pamela M. Clifton
Loan Specialist

E. Paige Daugherty
Loan Review Analyst

Theresa R. Hall
Loan Review Analyst

Angela H. Hearl
Senior Credit Analyst

Vickie D. Hearl
Financial Administrative Assistant

Terrance A. Herriott
Lender

Sue D. Hilbourn
Loan Specialist

Lori D. Holbert
Merchant Representative

Jeremy L. Hyman
Lender

Suzette G. Jackson
Branch Operations Manager

Deborah R. Johnson
Mortgage Loan Originator

Margaret P. Kamp
Loan Specialist

Pamela A. Lampley
Security Specialist

Patsy H. Martin
Wire Transfer Supervisor

Patricia L. McCracken
Mortgage Loan Originator

Bradley M. McNeill
Network Specialist

Brent J. Musick
Lender

Ivey J. Onley
Maintenance Supervisor

Stephanie D. Owens
Branch Operations Manager

Amy S. Patel
Mortgage Loan Originator

Joyce W. Poston
Branch Operations Manager

Adam C. Rabon
Lender

Amber R. Rabon
Auditor

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Operations Specialist

Renee Smith
Branch Operations Manager

Wanda S. Tompkins
Cash Operations Manager

Matthew A. Turbeville
Lender

Joann S. Ward
Branch Operations Manager

Jared R. Williams
Network Specialist

Sheila F. Worrell
Accounts Payable/Payroll Specialist

OPERATIONS AND ADMINISTRATION CENTER

Loren C. Anderson
Pamela Anderson
Kristina L. Baker
Joyce A. Benton
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Shauna K. Cain
Deanna S. Cannon

OPERATIONS AND ADMINISTRATION CENTER
Continued

Frances E. Carroll
Jay A. Caskey
Patricia C. Catoe
Lora W. Chitwood
Lauren B. Clark
P. Alex Clayton, Jr.
E. Paige Daugherty
Jennifer P. Dorman
W. Jennings Duncan
Margie M. Faust
Michelle R. Fillinger
Wanda L. Floyd
Josephine C. Fogle
Debra L. Fralix
Bonnie B. Galloway
Doris B. Gasque
W. Eugene Gore, Jr.
Betty M. Graham
Donna M. Graves
Theresa R. Hall
Kim F. Hardee
Mendy L. Hardwick
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Lori D. Holbert
Johnny L. Holden
Freeman R. Holmes
F. Timothy Howell
D. Scott Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Renee M. Hyman
Lynette F. Jackson
Judith M. James
Christina M. Jelinek
Jonathan L. Jenerette
Sheila A. Johnston
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela A. Lampley
Pamela B. Lane
Renee L. Larrimore
Ginger E. Lee
Catherine J. Gibson
A. Mitchell Godwin
Patsy H. Martin
Steven D. Martin
Bradley M. McNeill
Raymond D. Meeks
Sylvia J. Miller
Ivey J. Onley
Timothy L. Phillips
John M. Proctor
William C. Purvis
Amber R. Rabon
Sara C. Richardson
David M. Rider
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Gary A. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Joyce J. Smith
Nicole R. Steele
Jackie C. Stevens
E. Wayne Suggs
Torey T. Sumpter
Roger L. Sweatt
Mary A. Tanner
Phillip H. Thomas
Crystal C. Todd
Cynthia D. Townsend
Eddie C. Tyler
Tiffany D. Tyler
Jammie L. Weaver
Jared R. Williams
Sheila F. Worrell

CONWAY BANKING OFFICE

Angela D. Allen
William M. Altman
William R. Benson
Nancy I. Black
Carol M. Butler
Jennifer L. Butler
Carlis L. Causey
Casey M. Chestnut
Whitney M. Connor
Christine D. Dukes
Crystal D. Edwards
Alison L. Faulk
Boyd W. Gainey
Lori A. Hagerud
Mary G. Hardwick
Anita S. Hardy
Sue D. Hilbourn
Anita C. Hinson
Melissa J. Hinson
Latoya S. Holmes
Jeremy L. Hyman
Jordan W. Hyman
M. Terry Hyman
Deborah R. Johnson
Shayla R. Johnson
Patricia L. McCracken
Geri L. Obenour
Adam C. Rabon
Cynthia J. Richardson
Gail S. Sansbury
Bonita H. Smalls
Lindsey R. Squires
Brandy M. Sutherland
Lisa B. Thompkins
Wanda A. Tompkins
Matthew A. Turbeville

SURFSIDE

L. Kay Benton
Debra D. Chandler
Katie S. Cook
Richard A. Cox
Deborah A. Downs
Laura C. Emmert
W. Kyle Hawley
Connie S. Howard
Helen J. Johnson
Hilary L. Johnson
Margaret C. Kamp
Virginia D. Koblitz
Frances L. Kopp
Lisa M. Lecours
Sheri L. Polasky
Lori M. Schuessler
Jesse C. Williamson

NORTHSIDE

Sara B. Ball
Dawn L. DePencier
Tiffany C. Dixon
Suzette B. Jackson
Jackie M. Lee
Jana E. Lee
Nicolas R. Smith
Kimberly D. Ward

MAIN STREET

Sylvia G. Dorman
Gloria B. Johnson
Geraldine P. Owens

RED HILL

Matthew D. Brooks
Patty J. Elvis
Danita A. Grainger
Melanie M. Green
Vicky D. Grissett
Alisha C. Johnson
Lisa B. Johnson
Nina T. O'Brien
Janice C. Simmons
Joann S. Ward

SOCASTEE

Stacey Chapman-Farnsworth
Melissa G. Cornett
Melanie T. Fields
Brent J. Musick
Joyce W. Poston
Nancy J. Songer
Tiga M. Wells
Melissia H. Wilson

AYNOR

W. Page Ambrose
Penny L. Baker
Erica R. Brown
Joye E. Jackson
Charlotte A. Johnson
K. Diane Miller
Kimberly A. Lawson
Jamie D. Norris
Stephanie D. Owens

MYRTLE BEACH

Patricia F. Bartlett
Pamela M. Clifton
Sharon P. Coker
Natalie J. Forte
Marion E. Freeman, Jr.
Farris C. Hardwick
Courtney A. Hasty
Terrance A. Herriott
Jennifer A. Hooks
Caroline P. Juretic
Jessica R. Kirby
Karen R. Martin
Amy S. Patel
Emily G. Prosser
John H. Sawyer, Jr.
Tammy S. Scarberry
Mary F. Shipley
Carmen L. Thorpe
Brandi M. Watts
L. Ray Wells
Angela H. Williams
Kimberley A. Witt

WEST CONWAY

Paula H. Allen
Amber M. Alsdorf
Mellonie O. Doyle
Marceinia G. Hasty
Lee R. Macklen
Jennifer A. Pruett
Catherine A. Silvey
Jeffrey P. Singleton
Melvina T. Spain

NORTH CONWAY

Monica G. Altman
Meredith L. Bowers
Janet F. Carter
S. Camille Hucks
Amber C. Nealy
Karen C. Singleton
Dominique J. Vereen
Kaci M. Williams

MURRELLS INLET

Amanda M. Bair
Sandy A. Fusco
Patricia G. Hilliard
Debra B. Johnston
James P. Jordan, III
Krista King
K. Diane Miller
Patricia E. Mulcahy
Mary E. Underwood

NORTH MYRTLE BEACH

Peggy V. Anderson
Vanessa L. Bagwell
C. Joseph Cunningham
Sue T. Knitz
Stacey L. Mattern
Gloria A. Moultrie
Susan S. Stephens

LITTLE RIVER

Teresa A. Carter
Whitney H. Hughes
Angela P Humphries
Nichole H. Parker
Renee Smith
Stephen D Wayne

PAWLEYS ISLAND

DeEtta L. Deegan
Steven M. Franks, II
Carolyn P. Jordan
Natalie N. Scalise
Virginia A. Schrader
Sandra K. Stanzione

PART-TIME EMPLOYEES

Barbara L. Alston
Kindal L. Anderson
Quinton L. Dewitt
Will J. Duncan
Rebecca C. Hardee
D. O'Neal Hardwick
Blake H. Hendrick
George Henry Martin
Barbara H. Pate
Heather E. Shafer
Brooke G. Stanley
Angela B. Turner

There's A **CNB** Office Near You!

The Conway National Bank OPERATIONS & ADMINISTRATION CENTER
1400 Third Avenue – Conway • (843) 248-5721 or (843) 238-2600

AYNOR
2605 Hwy. 501 .... (843) 358-1600

CONWAY
Conway Banking Office
1411 Fourth Avenue .... (843) 248-5721

Main Street
309 Main Street .... (843) 248-4008

North Conway
2601 Main Street .... (843) 488-5721

West Conway
Hwy. 501 & Cultra Rd. .... (843) 365-4500

LITTLE RIVER
Intersection of
Hwy. 9 & Hwy. 57 .... (843) 399-5721

MURRELLS INLET
4345 Hwy. 17 Bypass .... (843) 651-8135

MYRTLE BEACH
1353 21st Ave. North .... (843) 626-4441

NORTH MYRTLE BEACH
110 Hwy. 17 North .... (843) 663-5721

NORTHSIDE
9726 Hwy. 17 North .... (843) 449-3373

PAWLEYS ISLAND
10608 Ocean Hwy. .... (843) 979-5721

RED HILL
Highways 544 & 501 .... (843) 347-4601

SOCASTEE
Hwy. 17 Bypass South
at the "Back Gate" .... (843) 293-4422

SURFSIDE BEACH
Hwy. 17 & 5th Ave. North ... (843) 238-5125

CNB ACCESS 24-Hour Account Access (843) 248-7118 or (843) 238-9657

CNB

Since 1903

MEMBER FDIC

CNB24

STAR

ConwayNationalBank.com

CNB

Since 1903

MEMBER FDIC

www.ConwayNationalBank.com